As filed with the Securities and Exchange Commission on July 29, 2026

Securities Act File No. 333-274892

1940 Act File No. 811-23906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933
☐	Pre-Effective Amendment
☒	Post-Effective Amendment 2

☒	REGISTRATION STATEMENT UNDER INVESTMENT COMPANY ACT OF 1940
☒	Amendment 5

Connetic Venture Capital Access Fund

(Exact Name of Registrant as Specified in Charter)

910 Madison Avenue

Covington, KY 41011

(Address of Principal Executive Offices)

844-434-6483

(Registrant’s Telephone Number)

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

(Name and Address of Agent for Service)

Copies to:

Bo J. Howell, Esq.

FinTech Law

6224 Turpin Hills Drive

Cincinnati, OH 45244

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☒ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

It is proposed that this filing will become effective (check appropriate box)

☒ immediately upon filing pursuant to paragraph (b)

Check each box that appropriately characterizes the Registrant:

☒ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

Connetic Venture Capital Access Fund

Class I Shares (VCAFX) of Beneficial Interest

$2,500 Minimum Purchase

Prospectus

July 29, 2026

Connetic Venture Capital Access Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company that operates as an “interval fund.”

The Fund’s investment objective is to generate long-term capital appreciation primarily through an actively managed portfolio that exposes investors to private, venture capital investments. To achieve its investment objective, the Fund will invest primarily in the equity securities (e.g., common stock, preferred stock, and securities convertible into equity securities) of early-stage, private, operating growth companies. For liquidity management or in connection with the implementation of changes in asset allocation or when identifying private investments for the Fund during periods of large cash inflows or otherwise for temporary defensive purposes, the Fund may hold a substantial portion of its assets in cash or cash equivalents, U.S. government securities, publicly traded equity securities, and exchange-traded funds.

The Fund operates as an “interval fund” pursuant to which it will, subject to applicable law, conduct quarterly repurchase offers for no less than 5% of the Fund’s outstanding shares (“Shares”) at net asset value (“NAV”). Quarterly Share repurchases will occur in the months of January, April, July, and October of each year. The Fund will provide written notification of each repurchase offer to shareholders at least 21 days before the repurchase request deadline (i.e., the date by which shareholders can tender their Shares in response to a repurchase offer), and the Fund’s Shares will be redeemed at the NAV no later than the 14th day (or the next business day if the 14th day is not a business day) after such repurchase request deadline (the “Repurchase Pricing Date”). Repurchase proceeds will be paid to redeeming shareholders, less any early repurchase fee, no later than seven days after the Repurchase Pricing Date (see “Share Repurchases”).

The Fund will not be required to repurchase Shares at a shareholder’s option, and Shares are not exchangeable for interests, shares, or units of any investment of the Fund. Repurchase Offers may be oversubscribed, resulting in Fund shareholders receiving a pro-rata portion of the repurchased Shares. The Fund does not intend to list its Shares for trading on any national securities exchange. For this reason, the Shares are not readily marketable. Although the Fund will make quarterly repurchase offers to repurchase a limited portion of its Shares to try to provide some liquidity to shareholders, investors should consider the Shares illiquid. See “Risks – Closed-End Fund; Limited Liquidity of Shares; Repurchase Offers Risks” in this Prospectus for more information.

The Adviser. The Fund’s investment adviser is Connetic RIA LLC dba Connetic Ventures, a registered investment adviser under the Investment Advisers Act of 1940, as amended.

Investing in Shares involves certain risks, including the potential loss of your entire principal amount. See the “Risks” section of this Prospectus for more information. You should carefully consider these risks, together with all other information contained in this Prospectus, before deciding whether to invest in the Shares.

●	Shares are not listed for trading on any securities exchange, and you should not expect to be able to sell Shares in a secondary market transaction. Even though the Fund makes quarterly repurchase offers for its outstanding Shares (expected to be 5% per quarter, which is the minimum amount permitted), investors should consider Shares of the Fund to be an illiquid investment.

●	The Fund is designed for long-term investors. An investment in the Fund may not be suitable for you if you need the money you invest within a specified period.

●	The amount of distributions the Fund may pay, if any, is uncertain. There is no assurance that the Fund will be able to maintain a certain level of distributions to shareholders.

●	The Fund’s investments may require several years to appreciate in value, and there is no assurance that such appreciation will occur.

●	Investing in the Shares may be speculative and involve a high degree of risk, including the risks associated with venture capital investing and the potential loss of your entire investment. See “Risks” below in this prospectus.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class I shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its distributor, under the terms of this prospectus, an unlimited number of Class I shares of beneficial interest, at NAV. Class I Shares are not subject to sales loads. The minimum initial investment by a shareholder in Class I shares is $2,500. Subsequent investments in Class I shares may be made with at least $100. The Fund reserves the right to waive investment minimums. The Securities and Exchange Commission (“SEC”) has granted an exemptive order to permit the Fund to offer multiple classes of shares and to impose varying sales loads, asset-based service and/or distribution fees and early withdrawal fees. The Fund does not currently offer multiple classes of shares, but may in the future. The Fund’s shares are offered through Foreside Financial Services, LLC, (the “Distributor”), as the distributor. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust, or similar account. During the continuous offering, shares will be sold at the NAV of the Fund next determined plus any applicable sales load. See “Plan of Distribution.”

Offering Price	Maximum Sales Load	Proceeds to the Fund
Current NAV	None	$ amount invested at current NAV

This Prospectus sets forth concisely important information about the Fund that you should know before deciding whether to invest in the Shares. Please read this Prospectus before investing and keep it for future reference. The Fund has filed with the SEC a statement of additional information dated as of July 29, 2026 (the date of this Prospectus), as may be amended (“SAI”), containing additional information about the Fund. The SAI is incorporated by reference in its entirety into this Prospectus. We will also file annual, semi-annual, quarterly reports, and other information about the Fund with the SEC. This information and the SAI will be available free of charge by contacting us at 910 Madison Avenue, Covington, KY 41011, or by telephone toll-free at 844-434-6483 by emailing us at info@conneticventures.com, or by visiting our website at vcafx.com. In addition, the contact information provided above may be used to request additional information about the Fund and to make shareholder inquiries. The Fund’s SAI, other material incorporated by reference into this Prospectus, and other information about the Fund is also available on the SEC’s website at http://www.sec.gov.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

The Fund’s Shares do not represent a deposit or an obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

Prospectus Summary

This is only a summary of certain information contained in this Prospectus relating to Connetic Venture Capital Access Fund (the “Fund”, “we,” “our” or “us”). This summary does not contain all of the information that you should consider before investing in our shares. You should review the more detailed information contained elsewhere in this Prospectus and in the Statement of Additional Information (the “SAI”) prior to investing.

The Fund

The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a diversified, closed-end management investment company. The Fund operates as an “interval fund” and is making a continuous offering of its shares of beneficial interest (“Shares”).

The Fund is subject to an exemptive order from the Securities and Exchange Commission (“SEC”) that permits the Fund to offer multiple classes of shares and to impose varying sales loads, asset-based service and/or distribution fees and early withdrawal fees. The Fund currently offers one class of shares, Class I shares. The Fund may offer additional classes of shares in the future, which may be subject to different fees and expenses.

Investment Objective and Strategies	The Fund’s investment objective is to generate long-term capital appreciation primarily through an actively managed portfolio that exposes investors to private, venture capital investments. Under normal circumstances, the Fund intends to invest at least 80% of its assets (net assets plus borrowings for investment purposes) in securities that provide exposure to private, venture capital investments.

The Fund will seek to achieve its investment objective through investing primarily in equity securities (e.g., common stock, preferred stock, and securities convertible into equity securities) of private, venture capital investments in operating growth companies (“Portfolio Companies”). The Fund generally targets early-stage, venture-backed businesses headquartered in North America, with an emphasis on the technology sector and additional exposure to the consumer products and consumer discretionary sectors.

Connetic Ventures (the “Adviser”) identifies and evaluates potential investments through multiple sourcing channels, including traditional venture scout networks, partnerships with unaffiliated venture capital firms and ecosystem organizations, and a proprietary diligence platform, Wendal® AI (“the Platform”). Scout networks consist of experienced founders, entrepreneurs, and industry professionals who help surface opportunities that may not otherwise appear through conventional channels. The Adviser also actively pursues secondary market transactions and maintains partnerships with other venture funds, accelerators, incubators, and regional startup organizations, which broaden access to high-quality opportunities and co-investment arrangements alongside reputable lead investors.

Wendal combines artificial intelligence, machine learning, and validated behavioral science modules to create a repeatable, data-driven screening framework. The Platform analyzes prospective Portfolio Companies using quantitative, qualitative, and psychometric factors, including detailed company metrics and founder team assessments through TeamPrint and the Venture Mind Index™. Companies are scored and ranked, and generally only the top segment of applicants advances to additional comprehensive diligence by the Adviser’s investment team.

Opportunities that pass Wendal’s initial screen are further evaluated through the Adviser’s standard due diligence policy, which includes detailed analysis of company fundamentals, market fit, governance, legal and compliance factors, and direct engagement with management. Final investment authority rests with the Fund’s Portfolio Managers, who maintain discretion to approve investments, including opportunistic allocations outside the standard Wendal process, where consistent with the Fund’s investment strategy and risk parameters.

The Adviser’s typical approach is to invest as a minority shareholder, generally without seeking operational control. However, it may negotiate governance rights, minority protections, or board observation rights as appropriate to protect shareholder interests. The Fund may participate in syndicated transactions alongside other venture capital investors or may invest directly. Initial investments are generally expected to range between $250,000 and $1 million per company, with the option of participating in follow-on rounds as appropriate.

The Fund intends to maintain a concentration (at least 25% of its assets) in the technology sector and may allocate approximately 10%–15% of assets to each of the consumer products and the consumer discretionary sectors. The allocation of assets across sectors, strategies, and regions will depend on market depth, opportunity quality, and the Adviser’s assessment of relative risk and return.

The Fund generally intends to hold Portfolio Company investments until a liquidity event occurs, such as an initial public offering, merger, or acquisition, but may exit a position earlier or hold beyond an initial liquidity event based on the Adviser’s ongoing evaluation of market conditions and company fundamentals. The Adviser monitors several key performance indicators (“KPIs”) to evaluate the Fund’s portfolio structure, risk profile, and alignment with its investment strategy. The KPIs include vintage diversification, stage exposure, top-holding concentration, number of portfolio holdings, and net capital flows, among others.

For liquidity management, during periods of substantial inflows, or for temporary defensive purposes, the Fund may hold a portion of assets in cash or cash equivalents, U.S. government securities, publicly traded equity securities, or exchange-traded funds (“ETFs”).

Principal Risks	Risk Related to Our Business and Structure

Closed-End Fund; Limited Liquidity of Shares; Repurchase Offers Risks. The Fund is a diversified, closed-end management investment company designed for long-term investors. The Fund is neither a liquid investment nor a trading vehicle. You should not invest in the Fund if you need a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares daily.

The Fund’s Shares are not listed for trading on any securities exchange and are not publicly traded. There is currently no secondary market for the Shares, and you should not rely on any secondary market developing for the Shares. Shares are subject to substantial restrictions on transferability.

Although the Fund will be making quarterly offers to repurchase its Shares, each such offer is expected to be limited to no less than 5% of the Fund’s outstanding Shares); these offers may be oversubscribed, and there is no guarantee that you will be able to sell all of the Shares you desire in any quarterly repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro-rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. A shareholder may be subject to market and other risks, and the net asset value (“NAV”) of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined. In addition, the repurchase of Shares by the Fund may be a taxable event to shareholders. Additionally, in certain instances, these repurchase offers may be suspended or postponed. See “Share Repurchases.”

Quarterly repurchases by the Fund of its Shares typically will be funded from available cash. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. In addition, the Fund may be required to sell portfolio securities (including at inopportune times) to satisfy repurchase requests, resulting in increased transaction costs that must be borne by the Fund and its shareholders. The sale of Fund assets to satisfy repurchase requests may also result in higher short-term capital gains for taxable shareholders.

Reliance on the Adviser. The Fund has no employees and instead depends on the investment expertise, skill, and network of business contacts of the Adviser. The Fund’s success depends to a significant extent on the continued service and coordination of the Adviser’s professionals. The departure of any of the Adviser’s professionals could have a material adverse effect on the Fund’s ability to achieve its investment objective.

Use of Technology. Using technology like Wendal and TeamPrint may limit the pool of potential Portfolio Companies in that the analysis performed is only done on companies that apply. The accuracy and usefulness of Wendal and TeamPrint’s recommendations depend significantly on the quality of the data input. Incomplete, erroneous, or limited data could lead to incomplete analyses or incorrect recommendations, thereby affecting the Fund’s decision-making process. The Adviser’s heavy reliance on Wendal and TeamPrint for screening potential investments may limit the Fund’s ability to adjust its strategies quickly in response to new information that the technologies do not incorporate. Like any digital platform, Wendal and TeamPrint face the risk of coding or logic errors that could affect functionality. Additionally, the risk of unauthorized access, malware, or other technological issues could not only disrupt the Adviser’s operations but also lead to loss of proprietary information or negatively impact the Fund’s operations.

Algorithmic and Model Risk: Wendal and TeamPrint rely on algorithms and models that may contain inherent biases despite efforts to ensure neutrality, or they may not fully account for all the nuances in human behavior and market conditions. This could potentially lead to over- or under-weighting certain factors in the investment selection process. Further, the relationships among data sets can evolve over time, resulting from market dynamics, economic factors, or changes in law or regulation. Such changes might render previous algorithms and assessments less effective, potentially leading to suboptimal investment decisions. The testing and validation of Wendal and TeamPrint are performed based on historical data and may not accurately predict future outcomes. There is a risk that the technologies might not perform as expected in different or changing market conditions.

Offering Risk. To the extent the Fund is not able to raise sufficient funds through the sale of Shares, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base. As a result, the Fund may be unable to achieve its investment objective, and an investor could lose some or all of the value of his or her investment in the Shares. In addition, because many of the Fund’s expenses are fixed, it is anticipated that shareholders will bear a larger proportionate share of Fund expenses if the Fund does not grow to a significant extent.

Use of Proceeds. The Adviser has significant flexibility in applying the proceeds of the continuous offering of the Fund’s Shares and may use the net proceeds from this offering in ways with which you do not agree. There is no assurance that the Adviser will be able to successfully use the proceeds of this offering within a practicable period. The Adviser will also use the proceeds of this offering to pay the Fund’s operating expenses, including due diligence expenses for potential new investments, which are substantial.

Although the Fund intends to invest the proceeds from the sale of the Shares offered hereby within three months of their receipt, such investments may be delayed if suitable investments are unavailable. Delays the Fund encounters in the selection, due diligence, and acquisition of investments would limit the Fund’s ability to pay distributions and lower overall returns.

Competition for Investment Opportunities Risk. The Fund will compete with other investment companies, investment funds (including private venture capital funds), and institutional investors in making private investments. Many of these competitors are substantially larger and have greater financial, technical, and marketing resources than the Fund. Some competitors may have a lower cost of capital and access to funding sources unavailable to the Fund. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of, or different structures for, private investments than the Fund. The Fund may lose investment opportunities if it cannot match its competitors’ pricing, terms, and structure. Furthermore, many competitors are not registered investment companies and are, thus, not subject to the regulatory restrictions imposed by the Investment Company Act on the Fund. As a result of this competition, the Fund may be unable to pursue attractive private investment opportunities from time to time.

Investment funds that the Adviser (or an affiliate of the Adviser) may advise on in the future may invest in asset classes similar to those targeted by the Fund. As a result, the Adviser or its affiliates may face conflicts in allocating investment opportunities between the Fund and these other investment funds.

Potential Reliance on Projections. In selecting and monitoring Fund investments, the Adviser will occasionally rely upon projections, forecasts, or estimates developed by the Adviser or by a Portfolio Company in which the Fund is invested or is considering investing in the Portfolio Company’s future performance and cash flow. Projections, forecasts, and estimates are forward-looking statements based on certain assumptions. Actual events are difficult to predict and beyond the Fund’s control and may differ materially from those assumed.

Affiliation Risk and Inability to Vote. The Fund may be precluded from investing in certain Portfolio Companies due to regulatory implications under the Investment Company Act or other laws, rules, or regulations or may be limited in the amount it can invest in the voting securities of a Portfolio Company in the size of the economic interest it can have in the company or fund, or the scope of influence it is permitted to have in respect of the management of the company or fund. Should the Fund be required to treat a Portfolio Company in which it has invested as an “affiliated person” under the Investment Company Act, it would impose various restrictions on the Fund’s dealings with the Portfolio Company. Moreover, these restrictions may arise due to investments by future clients of the Adviser or its affiliates in a Portfolio Company. These restrictions may be detrimental to the performance of the Fund compared to what it would be if these restrictions did not exist and could impact the universe of investable Portfolio Companies for the Fund. The fact that many Portfolio Companies may have a limited number of investors and a limited amount of outstanding equity heightens these risks.

Valuation Risk. The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are valued and held on the Fund’s books at prices that the Fund is unable to obtain upon sale due to factors such as incomplete data, market instability, or human error. The Adviser may, but is not required to, use an independent pricing service or prices provided by dealers to value securities at their market value. Because the secondary markets for certain investments may be limited, such instruments may be difficult to value. When market quotations are unavailable, the Adviser may price such investments under various methodologies, such as computer-based analytical modeling or individual security evaluations. These methodologies generate approximations of market values, and there may be significant professional disagreement about the best methodology for a particular type of financial instrument or different methodologies that might be used under different circumstances. In the absence of an actual market transaction, reliance on such methodologies is essential but may introduce significant variances in the ultimate valuation of the Fund’s investments. Technological issues and/or errors by pricing services or other third-party service providers may also impact the Fund’s ability to value its investments and the calculation of the Fund’s NAV.

Investment Dilution Risk. The Fund’s investors do not have preemptive rights to any Shares the Fund may issue in the future. The Fund’s Declaration of Trust (“Declaration of Trust”) authorizes it to issue unlimited Shares. The Board of Trustees (the “Board”) may amend the Declaration of Trust. After an investor purchases Shares, the Fund expects to sell additional Shares or other classes of Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.

Risks Related to Fund Investments

Venture Capital Investing Risks. While venture capital investments offer the opportunity for significant gains, these investments also involve an extremely high degree of business and financial risk and can result in substantial losses. There generally will be little or no publicly available information regarding the status and prospects of Portfolio Companies. For example, Portfolio Companies will not be subject to SEC reporting requirements, will generally not be required to maintain accounting records in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and are generally not required to maintain effective internal controls over financial reporting. As a result, the Adviser may not have timely or accurate information about the business, financial condition, and results of operations of the Portfolio Companies in which the Fund invests. Many investment decisions by the Adviser will depend upon the ability to obtain relevant information from non-public sources, and the Adviser may be required to make decisions without complete information or in reliance upon information provided by third parties that is impossible or impracticable to verify.

Portfolio Companies may have limited financial resources and may be unable to meet their obligations with their existing working capital, which may lead to equity financings, possibly at discounted valuations, in which the Fund’s holdings could be substantially diluted if the Fund does not or cannot participate, bankruptcy or liquidation and the reduction or loss of the Fund’s investment. Portfolio Companies are also more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation, or termination of one or more of these persons could have a material adverse impact on a Portfolio Company and, in turn, on the Fund. At the time of the Fund’s investment, a Portfolio Company may lack one or more key attributes (e.g., proven technology, marketable product, complete management team, or strategic alliances) necessary for success. In most cases, investments will be long-term and may require many years from the date of initial investment before disposition.

The marketability and value of each Portfolio Company investment will depend upon many factors beyond the Adviser’s control. Portfolio Companies may have substantial variations in operating results from period to period, face intense competition, and experience failures or substantial declines in value at any stage. The public market for startup and emerging growth companies is extremely volatile. Such volatility may adversely affect the development of Portfolio Companies, the ability of the Fund to dispose of investments and the value of investment securities on the date of sale or distribution by the Fund. In particular, the receptiveness of the public market to initial public offerings by the Fund’s Portfolio Companies may vary dramatically from period to period. An otherwise successful Portfolio Company may yield poor investment returns if it cannot consummate an initial public offering at the proper time. Even if a Portfolio Company effects a successful public offering, the Portfolio Company’s securities may be subject to contractual “lock-up,” securities law, or other restrictions, which may, for a material period, prevent the Fund from disposing of such securities. Similarly, the receptiveness of potential acquirers to the Fund’s Portfolio Companies will vary over time, and even if a Portfolio Company investment is disposed of via a merger, consolidation, or similar transaction, the Fund’s stock, security, or other interests in the surviving entity may not be marketable. There can be no guarantee that any Portfolio Company investment will result in a liquidity event via public offering, merger, acquisition, or otherwise. The investments made by the Fund will be illiquid and difficult to value, and there will be little or no collateral to protect an investment once made.

Following its initial investment in a given Portfolio Company, the Fund may decide to provide additional funds to such portfolio company or may have the opportunity or otherwise need to increase its investment in a Portfolio Company. There is no assurance that the Fund will have the opportunity to make follow-on investments, follow-on investments, or sufficient available funds to make follow-on investments. Any decision by the Fund not to make follow-on investments or its inability to make such investments may have a substantial negative effect on a Portfolio Company in need of such additional capital or may result in a lost opportunity for the Fund to increase its participation in a successful operation.

Co-Investment Risk. It is anticipated that the Fund will co-invest in Portfolio Companies sourced by third-party investors unaffiliated with either the Fund or its affiliates, such as private venture capital funds. The Fund’s ability to realize a profit on such investments will be particularly reliant on the expertise of the lead investor in the transaction. To the extent that the lead investor in such a co-investment opportunity assumes control of the management of the Portfolio Company, the Fund will be reliant not only upon the lead investor’s ability to research, analyze, negotiate, and monitor such investments but also on the lead investor’s ability to oversee the operation of the company’s business successfully. The Fund’s ability to dispose of such investments is typically severely limited because the securities are unregistered and illiquid and because of contractual restrictions that may preclude the Fund from selling such investments. Often, the Fund may exit such investment only in a transaction, such as an initial public offering or sale of the company, on terms arranged by the lead investor. Such investments may be subject to additional valuation risk, as the Fund’s ability to accurately determine the fair value of the investment may depend upon the receipt of information from the lead investor. The valuation assigned to such an investment by applying the Fund’s valuation procedures may differ from the valuation assigned to that investment by other co-investors. In some cases, the Fund may pay fees such as placement fees, management fees, administrative fees, and/or performance fees to venture capital fund sponsors in connection with a co-investment transaction in which the Fund participates, which fees would be in addition to the fees charged to the Fund by the Adviser and would be indirectly borne by investors in the Fund.

Follow-On Investment Risk. The Fund’s investments in Portfolio Companies may require follow-on investments. The Fund may be required to provide follow-on funding for its Portfolio Companies or have the opportunity to make additional investments in such Portfolio Companies. There can be no assurance that the Fund will have sufficient funds to make such additional investments. Any decision by the Fund not to make follow-on investments or its inability to make them may have a negative impact on a Portfolio Company in need of such an investment, which could, in turn, have a negative effect on the Fund’s returns. To the extent the Fund does not participate in a follow-on investment (which may be due to a number of factors, including not having sufficient uncommitted capital reserves to make the investment or restrictions under the Investment Company Act), then the Fund’s interest in the Portfolio Company may be diluted or subordinated to the new capital being invested.

Private Company Risks. Investments in start-up and growth-stage private companies involve greater risks than investments in shares of companies that have traded publicly on an exchange for extended periods. These investments may present significant opportunities for capital appreciation but involve a high degree of risk that may result in significant decreases in the value of these investments. The Fund may not be able to sell such investments when the Adviser deems it appropriate to do so because they are not publicly traded. As such, these investments are considered illiquid until a company’s public offering (which may never occur). They are often subject to additional contractual restrictions on resale following any public offering that may prevent the Fund from selling its shares of these companies for some time. Market conditions, developments within a company, investor perception, or regulatory decisions may adversely affect a late-stage Portfolio Company and delay or prevent such a company from offering its securities to the public. Even if a Portfolio Company does issue shares in an initial public offering, initial public offerings are risky and volatile. They may cause the value of the Fund’s investment to decrease significantly. In addition:

●	Complex Capital Structures. The types of private companies the Fund seeks to invest in frequently have much more complex capital structures than traditional publicly traded companies. They may have multiple classes of equity securities with differing rights, including rights concerning voting and distributions. In addition, it is often difficult to obtain information concerning private companies’ capital structures, and even where the Adviser can obtain such information, there can be no assurance that the information is complete or accurate. In certain cases, private companies may also have preferred stock or senior debt outstanding, which may heighten the risk of investing in the underlying equity of such private companies, particularly when the Adviser has limited information concerning such capital structures. There can be no assurance that the Fund can adequately evaluate the relative risks and benefits of investing in a particular class of a Portfolio Company’s equity securities. Any failure on the Adviser’s part to properly evaluate the relative rights and value of a class of securities in which the Fund invests could cause the Fund to lose part or all of its investment, which in turn could have a material and adverse effect on the Fund’s performance.

●	Drag-Along Rights. The Portfolio Company securities the Fund acquires (or into which they are convertible) may be subject to drag-along rights, a standard term in a stock purchase agreement that permits a majority stockholder in a company to force minority stockholders to join in the sale of the company on the same price, terms, and conditions as any other seller in the sale. Such drag-along rights could permit other stockholders, under certain circumstances, to force the Fund to liquidate its position in a Portfolio Company at a specified price, which could be, in the Adviser’s opinion, inadequate or undesirable or even below the cost at which the Fund acquired the investment. In this event, the Fund could realize a loss or fail to realize a gain in an amount the Adviser deems appropriate for the investment. Accordingly, the Fund may not be able to realize gains from its investments, and any gains it does realize on the disposition of any investments may not be sufficient to offset any other losses it experiences.

Concentration and Sector Focus Risks. The Fund will concentrate its investments in the technology industry and may focus its investments in securities of a particular sector, such as consumer discretionary. Economic, legislative, or regulatory developments that significantly affect the industry or sector may occur. This may cause the Fund’s NAV to fluctuate more than a fund that does not focus on a particular industry or sector.

●	Technology. Technology companies may have limited product lines, markets, financial resources, or personnel. Technology companies typically face intense competition and potentially rapid product obsolescence. They are also heavily dependent on intellectual property rights and may be adversely affected by the loss or impairment of those rights. Companies in the technology sector are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action.

●	Consumer Products. The consumer products sector may be affected by changes in domestic and international economies, exchange, inflation, and interest rates, competition, consumer confidence, changes in demographics, supply chain integrity, and consumer preferences.

●	Consumer Discretionary. The consumer discretionary sector may be affected by changes in domestic and international economies, exchange and interest rates, competition, consumers’ disposable income, consumer preferences, social trends, and marketing campaigns.

Publicly Traded Equity Securities Risk. Stock markets are volatile, and the prices of equity securities fluctuate based on changes in a company’s financial and overall market and economic conditions. Although common stocks have historically generated higher average total returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatility in those returns and, in certain periods, have significantly underperformed relative to fixed-income securities. Common stocks of companies operating in certain sectors or industries tend to experience greater volatility than those operating in other sectors or industries or broader equity markets. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. A common stock may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular common stock held by the Fund may decline for several other reasons that directly relate to the issuer, such as management performance, financial leverage, the issuer’s historical and prospective earnings, the value of its assets, and reduced demand for its goods and services. Also, the prices of common stocks are sensitive to general movements in the stock market, and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates as the cost of capital rises and borrowing costs increase. Common equity securities in which the Fund may invest are structurally subordinated to preferred stock, bonds, and other debt instruments in a company’s capital structure in terms of priority to corporate income and are, therefore, inherently more risky than preferred stock or debt instruments of such issuers.

Exchange-Traded Fund Risk. The Fund may invest in ETFs as part of its principal investment strategies. ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other mutual funds that invest directly in stocks and bonds. ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. The market price for the Fund’s shares may deviate from the Fund’s net asset value, particularly during times of market stress, with the result that investors may pay significantly more or receive significantly less for Fund shares than the Fund’s net asset value, which is reflected in the bid and ask price for Fund shares or in the closing price.

Illiquid Investments and Restricted Securities Risk. The Fund may invest without limitation in illiquid or less liquid investments or investments for which no secondary market is readily available, or which are otherwise illiquid, including private placement securities. The Fund may not be able to readily dispose of such investments at prices that approximate those at which the Fund could sell such investments if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. Limited liquidity can also affect the market price of investments, thereby adversely affecting the Fund’s NAV and ability to make dividend distributions. In recent years, the financial markets have experienced periods of extreme secondary market supply and demand imbalance, resulting in a loss of liquidity during which market prices were suddenly and substantially below traditional measures of intrinsic value. During such periods, some investments could be sold only at arbitrary prices and with substantial losses. Periods of such market dislocation may occur again at any time.

Minority Investor Risks. In most cases, the Fund expects to be a minority investor when investing in Portfolio Companies and will not have the ability to control or influence the operations of such Portfolio Companies, nor will it have the right to remove the managers thereof. Rather, the Fund will rely on the existing management and boards of directors of such companies, which may include representatives of other unaffiliated investors whose interests may sometimes conflict with the Fund’s interests. The Fund could, therefore, be adversely affected by actions taken by management or any holders of a majority in interest of the Portfolio Companies in which it invests.

Non-U.S. Investments Risk. Non-U.S. securities involve certain factors not typically associated with investing in U.S. securities, including risks relating to: (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various foreign currencies in which foreign investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) inflation matters, including rapid fluctuations in inflation rates; (iii) differences between the U.S. and foreign securities markets, including potential price volatility in and relative liquidity of some foreign securities markets, the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and the potential of less government supervision and regulation; (iv) economic, social and political risks, including potential exchange control regulations and restrictions on foreign investment and repatriation of capital, the risks of political, economic or social instability and the possibility of expropriation or confiscatory taxation; (v) the possible imposition of foreign taxes on income and gains recognized with respect to such securities; and (vi) difficulties in enforcing legal judgements in foreign courts.

Foreign Currency Risk. Because the Fund may invest in securities denominated or quoted in currencies other than the U.S. dollar, including the Canadian dollar and Mexican peso, changes in foreign currency exchange rates may affect the value of securities held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and, therefore, affect the value of securities denominated in such currencies, which means that the Fund’s NAV could decline due to changes in the exchange rates between foreign currencies and the U.S. dollar. It is also possible that the Fund’s NAV could decline due to currency fluctuations between the date of tender and the repurchase pricing date if the Fund has invested a portion of its portfolio in foreign markets. The Adviser may, but is not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. In addition, certain countries, particularly emerging market countries, may impose foreign currency exchange controls or other restrictions on currency transferability, repatriation, or convertibility.

Secondary Investments Risks. The Fund may acquire interests in Portfolio Companies from third-party holders of these interests in secondary transactions (“Secondary Investments”). In many cases, the economic, financial, and other information available to and used by the Adviser in selecting and structuring Secondary Investments may have been prepared by the sponsor of the Secondary Investment, may be incomplete or unreliable, and/or may not be verifiable by the Adviser. The Fund will also not have the opportunity to negotiate the terms of Secondary Investments, including any special rights or privileges. Valuation of Secondary Investments may be difficult because there will be no established market for such interests. Moreover, the purchase price of Secondary Investments will be subject to negotiation with the sellers of such interests. In certain cases, it may include the Fund’s assumption of certain contingent liabilities. The Fund’s overall performance may depend in part on the accuracy of the information available to the Adviser, the acquisition price paid by the Fund for the Secondary Investments, the structure of such acquisitions, and the Fund’s ultimate exposure to any assumed liabilities.

The Fund may acquire Secondary Investments as a member of a purchasing syndicate, in which case the Fund may be exposed to additional risks, including (among other things) (i) counterparty risk, (ii) reputation risk, (iii) breach of confidentiality by a syndicate member, and (iv) execution risk.

Due Diligence Risk. The Adviser seeks to conduct reasonable and appropriate analysis and due diligence concerning investment opportunities. Due diligence may entail the evaluation of important and complex business, financial, tax, accounting, environmental, and legal issues. Outside consultants, legal advisors, accountants, investment banks, and other third parties may be involved in the due diligence process to varying degrees depending on the type of investment and the costs the Fund bears. The involvement of third-party advisors or consultants may present several risks primarily relating to the Adviser’s reduced control of the outsourced functions. In addition, if the Adviser cannot engage third-party providers promptly, its ability to evaluate and acquire more complex targets could be adversely affected.

When conducting due diligence and assessing an investment opportunity, the Adviser relies on available resources, including information provided by the management of Portfolio Companies and, in some circumstances, third-party investigations. When co-investing with other investors, the Adviser may rely on due diligence and information provided by co-investors. The Adviser’s due diligence process may not reveal all the facts that may be relevant in connection with an investment made by the Fund. In some cases, only limited information is available about a Portfolio Company in which the Adviser is considering an investment. There can be no assurance that the due diligence investigations undertaken by the Adviser will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating a particular investment opportunity or that the Adviser’s due diligence will result in an investment being successful.

Expedited Transactions. The Adviser may, at times, be required to perform investment analyses and make investment decisions on an expedited basis to take advantage of certain investment opportunities. In such cases, the information available to the Adviser at the time of an investment decision may be limited, and the Adviser may not have access to detailed information regarding the investment opportunity, in each case, to an extent that may not otherwise be the case had the Adviser been afforded more time to evaluate the investment opportunity. Therefore, no assurance can be given that the Adviser will know all circumstances that may adversely affect an investment.

Indemnification of Fund Investments, Managers and Others. The Fund may agree to indemnify certain of its investments and their respective managers, officers, directors, and affiliates from any liability, damage, cost, or expense arising out of, among other things, acts or omissions undertaken in connection with the management of the particular company. Indemnification from the sellers of Secondary Investments may be required as a condition for purchasing such securities. If the Fund were required to make payments (or return distributions) for any such indemnity, the Fund could be materially adversely affected.

Investment Adviser

Connetic RIA LLC dba Connetic Ventures is the Fund’s investment adviser. The Adviser is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended.

The Adviser is entitled to receive a management fee from the Fund at an annual rate equal to 1.90% of the Fund’s average daily calculated NAV, payable monthly in arrears.

The Fund has entered into an Expense Limitation Agreement under which the Adviser has agreed to waive its management fee and/or reimburse Fund expenses to the extent necessary so that the Fund’s total annual operating expenses (excluding any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) (“Operating Expenses”) do not exceed 2.65% of the Fund’s average daily net assets attributable to Class I Shares.

The Adviser is entitled to seek reimbursement from the Fund of management fees waived and/or Fund expenses paid or reimbursed by the Adviser for a period ending three years after such waiver, payment, or reimbursement, provided the repayments do not cause the Fund’s Operating Expenses to exceed the expense limitation in place at the time the management fees were waived and/or the Fund expenses were paid or reimbursed, or any expense limitation in place at the time the Fund would repay the Adviser, whichever is lower.

This contractual expense limitation will remain in effect through July 31, 2027, unless the Fund’s Board approves its earlier termination.

Board of Trustees

The Fund’s Board monitors the Fund’s investment program and its management and operations. To the extent permitted by applicable law, the Board may delegate any of its rights, powers, and authority to, among others, the officers of the Fund, any committee of the Board, or the Adviser.

Purchasing Shares

The minimum initial investment for Shares is $2,500. Subsequent investments in Class I Shares may be made for at least $100. The Fund may waive or change this investment minimum in the future.

Shares will be offered each day the New York Stock Exchange (the “NYSE”) is open for regular trading (each, a “Business Day”) at the NAV per Share determined as of the close of regular trading (generally, 4:00 p.m. Eastern Time) on the NYSE on that day.

The Fund must receive your completed purchase order, including funds for the entire purchase amount, by the close of regular trading (generally, 4:00 p.m. Eastern Time) on the NYSE that day.

Use of Proceeds

The Fund will invest the net proceeds from the sale of its Shares in alignment with its investment objective and policies, as delineated in this Prospectus, accounting for the deduction of Fund fees and expenses (including offering expenses). Under normal market conditions, the Fund intends to invest all net proceeds from its offerings within three months of receipt. However, the full deployment of these proceeds may, in certain cases, extend beyond three months due to a comprehensive due diligence process required for each investment, the occurrence of unfavorable market conditions that warrant a more cautious deployment strategy, the availability of suitable investment opportunities that fit the Fund’s stringent investment criteria, adherence to regulatory requirements, extremely large investment inflows into the Fund (which could cause the Fund to close to new investments temporarily), and interim cash management strategies involving temporary placements in cash or cash equivalents to preserve capital and maintain liquidity. Shareholders should note that when the Fund’s assets are not fully deployed in Portfolio Companies, the ability to achieve its investment objective might be curtailed. The Fund’s Adviser shall exercise diligent oversight regarding the timing and process of investment allocations to ensure prudent management of the Fund’s assets.

Distributions and Dividend Reinvestment Plan

Because the Fund intends to qualify annually as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), the Fund intends to distribute at least 90% of its annual net taxable income, if any, to its shareholders. Nevertheless, there can be no assurance that the Fund will pay distributions to shareholders at any particular rate.

Shareholders will automatically have all Fund dividends and distributions reinvested in Shares of the Fund per the Fund’s dividend reinvestment plan unless a shareholder selects to receive cash by contacting the Fund’s Administrator and dividend reinvestment agent, Gryphon 17, LLC (d/b/a Trailmark Fund Solutions) (“Trailmark Fund Solutions” or the “Administrator”). All correspondence concerning the Fund’s dividend reinvestment plan, including notice of the shareholder’s election not to participate in the dividend reinvestment plan, should be directed to the Fund’s Administrator in writing at the following mailing address: Connetic Venture Capital Access Fund, c/o Trailmark Fund Solutions, 3000 Auburn Drive, Suite 410, Beachwood, OH 44122. Please see “Reinvestment Plan” below for additional information.

Periodic Repurchase Offers; Early Repurchase Fee

The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the Fund’s Shares outstanding. There is no guarantee that shareholders will be able to sell all Shares they desire to sell in a quarterly repurchase offer. However, each shareholder will have the right to require the Fund to purchase no less than 5% of such shareholder’s Shares in each quarterly repurchase. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. See “Share Repurchases.”

If you tender Shares and the Fund repurchases the Shares within 365 days (approximately 12 months) following the purchase date, you will pay a 2.00% early repurchase fee. Shares held for over 365 days are not subject to any repurchase fee.

The early repurchase fee will be based on the value of the Shares redeemed. Shares tendered for repurchase will be treated as repurchased on a “first in-first out” basis. The Fund will not charge an early repurchase fee on Shares acquired through the Fund’s dividend reinvestment plan. In addition, the Fund may waive an early repurchase fee otherwise payable by a shareholder in circumstances where the Board determines that doing so is in the best interests of the Fund. See “Share Repurchases – Early Repurchase Fee” below for additional details.

Unlisted Closed-End Fund

The Fund’s Shares are not listed on any securities exchange, and you should not expect to be able to sell Shares in a secondary market transaction regardless of how the Fund performs. The Fund is designed for long-term investors, and an investment in the Shares should be considered illiquid, unlike an investment in a traditional exchange-listed closed-end fund.

An investment in Shares is not suitable for investors who need access to the money they invest. Unlike shares of open-end funds (commonly known as mutual funds), redeemable daily, the Shares will not be redeemable at an investor’s option. And unlike traditional listed closed-end funds the Shares will not be listed on any securities exchange. Before purchasing Shares, you should consider your investment goals, time horizon, and risk tolerance.

Because the Shares are not listed on any securities exchange and are not expected to be traded in the secondary market, shareholders cannot dispose of their investment in the Fund except through the Fund’s quarterly repurchase offers, which may be oversubscribed. Accordingly, you should consider that you may not be able to sell Shares when and/or in the amount that you desire and, therefore, may not have access to the funds you invest in the Fund indefinitely.

Fund Administrator	The Fund has retained Trailmark Fund Solutions , located at 3000 Auburn Drive, Suite 410, Beachwood, OH 44122, to provide it with certain administrative, fund accounting, and transfer agent services. The Administrator also serves as the Fund’s dividend reinstatement agent. The Fund compensates the Administrator for these services and reimburses the Administrator for certain of its out-of-pocket expenses.

Taxes

The Fund intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. So long as it qualifies as a RIC, the Fund will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that the Fund distributes to holders of its Shares as dividends for U.S. federal income tax purposes. For the Fund to qualify as a RIC, the Fund must, among other things, meet certain source-of-income, asset diversification, and distribution requirements. Fund dividends will be characterized as ordinary dividend income or capital gains to the shareholders, whether or not they are reinvested in Shares. Some of the Fund’s dividends may be eligible for the reduced U.S. federal income tax rates applicable to “qualified dividend income” for individuals and the dividends received deduction for corporations. The Fund will inform shareholders of the amount and character of its distributions to shareholders. A shareholder exempt from federal income tax on its income will not be subject to tax on amounts distributed to it by the Fund, provided that such shareholder’s acquisition of its Shares is not debt-financed within the meaning of section 514 of the Code.

To satisfy certain of the requirements for qualification as a RIC, the Fund may be required to “look through” the character of the income, assets, and investments held by certain Portfolio Companies in which the Fund has acquired an interest that are classified as partnerships for U.S. federal income tax purposes.

If the Fund fails to qualify as a RIC or fails to distribute an amount generally at least equal to 90% of the sum of its net ordinary income and net short-term capital gains to shareholders in any taxable year, the Fund would be subject to tax as an ordinary corporation on its taxable income (even if such income and gains were distributed to its shareholders) and all distributions out of earnings and profits to shareholders would be characterized as ordinary dividend income. In addition, the Fund could be required to recognize unrealized gains, pay taxes, and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Fiscal and Tax Year

The Fund’s fiscal year for financial reporting purposes is the 12 months ending on March 31. The Fund’s taxable year is the 12 months ending March 31 (or another taxable year as may be required under the Code).

Summary of Fund Fees and Expenses

Fees and Expenses

The Summary of Fund Fees and Expenses Table describes the fees and expenses you may pay if you buy and hold Shares. You may pay other fees, such as brokerage commissions and other fees, to financial intermediaries, which are not reflected in the table and example below. More information about management fees, fee waivers, and other expenses is available in “Fund Management” starting on page 32 of this prospectus.

Shareholder Transaction Expenses
Maximum Sales Load (as a percentage of offering price)	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)[1]	2.00%

Annual Expenses (as a percentage of average net assets attributable to Shares)
Management Fees	1.90%
Shareholder Services Fees	0.15%
Other Expenses	1.23%
Acquired Fund Fees and Expenses[2]	0.03%
Total Annual Fund Operating Expenses	3.31%
Less Fee Waiver and/or Expense Limitation[3]	0.48%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Limitation	2.83%

(1)

A 2.00% early repurchase fee payable to the Fund applies to Shares tendered to and repurchased by the Fund within the first 365 days the shareholder held the shares. Shares held for over 365 days are not subject to any repurchase fee.

(2)	The Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The Operating Expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct Operating Expenses incurred by the Fund.
(3)	The Adviser has contractually agreed to waive its management fee and reimburse Fund expenses to the extent necessary so that the Fund’s total annual Operating Expenses (which exclude any taxes, interest, shareholder services fees pursuant to a shareholder services plan, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) do not exceed 2.65% of the Fund’s average daily net assets attributable to Class I Shares. The Adviser is entitled to seek reimbursement from the Fund of management fees waived and Fund expenses paid or reimbursed by the Adviser for a period ending three years after such waiver, payment, or reimbursement, provided the repayments do not cause the Fund’s Operating Expenses to exceed the expense limitation in place at the time the management fees were waived and the Fund expenses were paid or reimbursed, or any expense limitation in place at the time the Fund would repay the Adviser, whichever is lower. Unless the Board approves its earlier termination, this contractual expense limitation will remain in effect through July 31, 2027.

 Example

The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. Each example assumes that you invest $1,000 in the Fund’s Shares, that your investment has a 5% annual return, and that all Fund dividends and distributions are reinvested in the Fund at NAV. Each example also assumes that the Fund’s Operating Expenses (as described and estimated above) remain the same, except that (i) each example considers the expense waiver and reimbursement described above through July 31, 2027, and (ii) each example reflects the reduction of Operating Expenses upon completion of recognition of organization and initial offering expenses.

Although your actual costs may be higher or lower, based on these assumptions and assuming you hold all of your Shares at the end of each period, your costs would be:

1 Year	3 Years	5 Years	10 Years
$29	$97	$169	$357

If, at the end of each period, your Shares are repurchased in full by the Fund, your costs would be:

1 Year	3 Years	5 Years	10 Years
$49	$97	$169	$357

These examples should not be considered representations of the Fund’s future expenses, and the Fund’s actual expenses may be greater or less than those shown. While the examples assume a 5% annual return, as the SEC requires, the Fund’s performance will vary and may result in an annual return greater or less than 5%.

For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Management – Investment Adviser and Management Contract” and “Fund Expenses.”

Financial Highlights

The financial highlights table is intended to help you understand the Fund’s financial performance for the period presented. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions). The information presented in these Financial Highlights should be read in conjunction with the Fund’s financial statements and the accompanying notes, which are incorporated by reference herein. The financial statements for the fiscal year ended March 31, 2026 and the fiscal period ended March 31, 2025 were audited by Crowe LLP, the Fund’s independent registered public accounting firm, whose report, along with the Fund’s financial statements, is included in the Fund’s filing on Form N-CSR, which is available upon request by calling the Fund at 844-434-6483, or at the Fund’s website at vcafx.com.

Connetic Venture Capital Access Fund

FINANCIAL HIGHLIGHTS

For a share outstanding during the fiscal period presented

	Year Ended March 31, 2026	Period Ended March 31, 2025 (1)
Net asset value, beginning of period	$10.10	$10.00

From investment operations:
Net investment income / (loss)(2)	(0.25)	—
Net realized and unrealized gain on investments	(0.06)	0.10
Net increase in net assets	(0.31)	0.10

Net Asset Value, end of period	$9.79	$10.10

Total Return	(3.07)%	1.00	%(3)

Net Asset Value, end of period (000s)	$40,858	$38,576

Ratios of:
Gross expenses to average net assets(5)	3.28%	3.72	%(4)
Net expenses to average net assets(5)	2.80%	2.80	%(4)
Net investment income / (loss) to average net assets	(2.43)%	0.00	%(4)

Portfolio turnover rate	36.50%	8.79	%(3)

(1)	For a share outstanding during the initial period from October 3, 2024 (Commencement of Operations) through March 31, 2025.
(2)	Per shares amounts calculated using the average share method, which appropriately presents the per share data for the period.
(3)	Not annualized for periods less than 12 months.
(4)	Annualized for periods less than 12 months.
(5)	The expense ratios listed reflect total expenses prior to any waivers and reimbursements (gross expense ratio) and after any waivers and reimbursements (net expense ratio).

The Fund

The Fund is a diversified, closed-end management investment company registered under the Investment Company Act. The Fund is structured as an “interval fund” and continuously offers its Shares at NAV. The Fund was organized as a Delaware statutory trust on September 11, 2023, under a Certificate of Trust governed by the laws of the State of Delaware. The Fund’s principal office is located at 910 Madison Ave. Covington, KY 41011.

Use of Proceeds

The Fund will invest the net proceeds from the sale of its Shares in alignment with its investment objective and policies, as delineated in this Prospectus, accounting for the deduction of Fund fees and expenses (including offering expenses). Under normal market conditions, the Fund intends to invest all net proceeds from its offerings within three months of their receipt.  This expectation is based on typical due diligence timelines, the availability of suitable investment opportunities that meet the Fund’s criteria, and the need to ensure compliance with regulatory obligations. However, the full deployment of these proceeds may, in some instances, extend beyond three months due to a comprehensive due diligence process required for each investment, the occurrence of unfavorable market conditions that warrant a more cautious deployment strategy, the availability of suitable investment opportunities that fit the Fund’s stringent investment criteria, adherence to regulatory requirements, extremely large investment inflows into the Fund (which could cause the Fund to close to new investments temporarily), and interim cash management strategies involving temporary placements in cash or cash equivalents to preserve capital and maintain liquidity. Should such a situation arise, it is anticipated that the Fund will temporarily allocate a substantial portion of the offering proceeds into short-term, high-quality debt instruments, money market instruments (potentially including money market funds), or cash and cash equivalents. This interim allocation is made to preserve the capital and liquidity of the Fund while continuing searches for compatible investment opportunities that reflect the Fund’s investment criteria and prevailing market conditions.

However, it is relevant to note that when the Fund’s assets are not fully deployed in Portfolio Companies, the ability to achieve its investment objective might be curtailed. The Fund’s Adviser shall exercise diligent oversight regarding the timing and process of investment allocations to ensure prudent management of the Fund’s assets.

Investment Objective, Strategies, Policies, and Risks

The Fund’s investment objective is to generate long-term capital appreciation primarily through an actively managed, diverse portfolio that exposes investors to private venture capital investments.

The Fund is intended to offer all investors an opportunity to gain exposure to a broad range of venture capital investment opportunities typically only available to institutional investors and high-net-worth individuals.

Investment Strategy

To achieve its investment objective, the Fund will primarily invest in the equity securities of Portfolio Companies.

Under normal circumstances, the Fund intends to invest at least 80% of its assets (net assets plus borrowings for investment purposes) in securities that provide exposure to private venture capital investments. Venture capital is characterized by equity investments in early- through growth-stage startup companies with high growth potential, often in the technology sectors. Companies financed by venture capital do not have positive cash flow at the time of investment. They may require several rounds of financing before the company can be sold privately or taken public. Traditionally, venture capital investments have come from accredited “angel” investors or venture capital firms, where accredited investors and institutions pool capital into a professionally managed fund that diversifies invested capital across a portfolio of companies. These venture capital funds are often privately offered and limited to institutions and high-net-worth individuals.  The Fund seeks to provide retail investors with exposure to these investments. The Fund’s 80% investment policy is not fundamental and may be changed by the Board without shareholder approval upon at least a 60-day written notice to shareholders.

The Adviser identifies potential investments through multiple sourcing channels including traditional venture scout networks, partnerships with other venture investment firms and ecosystem organization, and cultivating a pipeline of opportunities through Wendal®.

Scout networks are experienced founders, industry insiders, and entrepreneurs who serve as the Fund’s extended eyes and ears in the startup ecosystem. The Fund also actively pursues opportunities in the secondary market, acquiring shares from founders, early employees, or other investors seeking liquidity before a public exit. Such transactions can carry unique risks, such as transfer restrictions, limited information, or pricing misalignment, which the Adviser addresses through careful legal, governance, and financial diligence.

In addition to scout networks, the Adviser sources opportunities through close partnerships with other unaffiliated venture capital investors and trusted ecosystem organizations. These relationships expand the Adviser’s reach into regional startup hubs, accelerators, incubators, and industry groups, directing inbound opportunities from founders who might not otherwise have direct connections to institutional capital. The Adviser believes co-investing alongside other venture funds gives the Fund access to high-quality deals that have already attracted reputable lead investors, which seek to add an extra layer of validation. This collaborative network approach helps the Adviser see more of the total market and complement its proprietary sourcing channels with extended reach and shared insights.

The Adviser’s proprietary diligence platform, Wendal® AI, combines artificial intelligence (“AI”), machine learning, and behavioral science to create a repeatable, data-driven screening process. Developed and maintained in-house by the Adviser’s innovation team including senior investment professionals, engineers, and behavioral researchers, Wendal has operated since 2019 and has analyzed over 12,000 startup opportunities to date. The Platform’s AI framework uses multiple structured modules to evaluate each potential Portfolio Company across quantitative, qualitative, and psychometric dimensions. Key elements of Wendal’s AI-driven diligence include: Automated Screening - the Platform collects and analyzes detailed company and team data through a secure web application, including financials, ownership, capital raised, growth metrics, and governance details, Behavioral Analysis - through TeamPrint and the Venture Mind Index™, Wendal applies industrial psychology to assess founder and team behavioral traits such as leadership, risk tolerance, decision-making style, and team cohesion, Machine Learning Model - Wendal continuously refines its algorithms using new data and insights derived from portfolio outcomes and historical performance benchmarks, and Valuation Appraisal and Accuracy Review - Wendal benchmarks deal terms and financial position and tests data quality to promote scoring integrity and consistency.

Companies that apply are quantitatively scored across numerous factors considered relevant to early-stage success. Each company receives a composite score and star rating, and generally only the top ten percent of applicants are advanced for further evaluation by the Fund’s Portfolio Managers.

The Adviser believes that Wendal’s AI and psychometric integration provide an additional layer of rigor and objectivity beyond traditional venture capital processes. The Platform’s behavioral modules have been independently tested for fairness across gender, race, and age, with TeamPrint demonstrating strong internal consistency. By combining automated data analytics, behavioral assessment, and machine learning, the Fund’s diligence framework seeks to identify promising teams and companies at scale while promoting consistent application of selection criteria. Limitations remain inherent in this approach. Companies must self-nominate by applying to Wendal to be evaluated, and the Platform cannot itself independently assess the commercial viability of a product or market strategy. For this reason, each investment opportunity that passes the initial AI screening is advanced to additional comprehensive due diligence in accordance with the Adviser’s due diligence policy. The investment team evaluates company fundamentals, market potential, product development, legal and compliance considerations, and cultural fit. Updates are presented to the Adviser’s Investment Committee, which provides additional oversight and comparative analysis. Portfolio Managers maintain independent authority to approve or decline investments, including opportunistic allocations outside the standard Wendal process, provided they align with the Fund’s overall investment policy and governance standards.

By combining traditional sourcing, co-investor partnerships, and a proprietary AI-driven diligence platform, the Fund seeks to expand its access to high-quality, early-stage companies while maintaining a systematic and scalable approach to opportunity evaluation. The Adviser believes that this combined framework of AI technology, behavioral science, and human oversight differentiates the Fund’s process within the venture capital market.

For liquidity management or in connection with the implementation of changes in asset allocation or when identifying private investments for the Fund during periods of large cash inflows (such as upon the Fund’s launch) or otherwise for temporary defensive purposes, the Fund may hold a substantial portion of its assets in cash or cash equivalents, U.S. government securities, publicly-traded equity securities, and exchange-traded funds.

The Fund’s seeks to invest directly in select Portfolio Companies through privately negotiated equity stakes. The Fund generally invests in Portfolio Companies headquartered in North America (including the United States, Canada, and Mexico) across a range of industries, with a primary concentration in the technology sector and a secondary focus on the consumer products and consumer discretionary sectors. The Fund targets early-stage private companies, including venture-backed businesses in the pre-seed, seed, or early growth phases, and may participate in follow-on investment rounds as opportunities arise. The Fund’s typical approach is to invest as a minority shareholder and to rely on the Portfolio Company’s existing management and board of directors to operate the business. While the Fund does not expect to seek controlling interests or day-to-day operational authority, it may negotiate governance provisions, minority protections, or observer rights as appropriate for each investment. The Fund reserves the flexibility to participate in syndicated or co-investment structures alongside other venture capital investors and strategic partners, or to make direct investments independently.

Initial investments in Portfolio Companies are generally expected to range between $250,000 and $1 million per company. The allocation of the Fund’s assets across strategies and regions will depend on the maturity and depth of the applicable venture markets and the Adviser’s assessment of potential risk-adjusted returns. The Fund intends to maintain a concentration (at least 25% of its assets) in the technology industry. The Fund may allocate a portion of assets, generally anticipated to be 10–15% of Fund assets, to the consumer products and consumer discretionary sectors. Consumer products includes companies that manufacture or sell physical goods intended for personal use, including food and beverage, health and wellness, household goods, apparel, and other consumer packaged goods. The Adviser defines the consumer discretionary sector as companies offering goods or services that are not essential but are desirable to consumers when income allows (e.g., specialty food and beverage, lifestyle products).

The Fund generally expects to hold its Portfolio Company investments until a liquidity event occurs, such as an initial public offering, merger, or acquisition. However, the Fund may determine to exit a position prior to such an event or to continue holding securities for a period thereafter, depending on the Adviser’s ongoing assessment of the Portfolio Company’s prospects and prevailing market conditions. The Adviser monitors several KPIs to evaluate the Fund’s portfolio structure, risk profile, and alignment with its investment strategy. The following descriptions explain what each KPI measures, how it is calculated, and why it is useful. The Adviser reviews these KPIs on a regular basis.

-	Vintage diversification helps management assess how the portfolio is distributed across investment years and where each cohort sits within the typical venture “J-curve.” Management calculates vintage exposure by grouping investments according to the year of initial investment and reviewing each group’s share of total portfolio fair value. This provides insight into which vintages are contributing to value creation and which remain in earlier development phases.
-	Stage exposure reflects how capital is allocated across pre-seed, seed, and early Series rounds. Management determines stage exposure by categorizing each portfolio company by its most recent financing stage and assessing the proportion of total portfolio fair value represented by each stage. This helps ensure alignment with the Fund’s early-stage mandate while maintaining diversification across company development levels.
-	Top-holding concentration indicates how much of the Fund’s value is driven by its largest positions. Management evaluates this KPI by identifying the largest holdings—typically the top ten—and reviewing the percentage of total portfolio fair value they represent. This highlights whether performance may be influenced disproportionately by a limited number of companies.
-	Number of portfolio holdings measures the breadth of diversification and is calculated by counting all positions with a non-zero fair value. A broader set of holdings helps reduce idiosyncratic risk and supports portfolio stability.
-	Net capital flows help management plan liquidity and capital deployment. They are calculated by comparing total subscriptions to total repurchases during the period, providing insight into investor demand and cash needs.

Principal Risks

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or lose part or all of your investment. Therefore, you should consider carefully the following principal risks before investing in the Fund. The risks described below are not intended to be a complete enumeration or explanation of all the risks involved in an investment in the Fund and the Shares. Prospective investors should read this entire Prospectus and consult with their advisers before deciding whether to invest in the Fund. The Shares are speculative and illiquid securities involving substantial risk of loss. An investment in the Fund is appropriate only for those investors who do not require a liquid investment, for whom an investment in the Fund does not constitute a complete investment program, and who fully understand and can assume the risks of an investment in the Fund.

Risk Related to Our Business and Structure

Closed-End Fund; Limited Liquidity of Shares; Repurchase Offers Risks. The Fund is a diversified, closed-end management investment company designed for long-term investors. The Fund is neither a liquid investment nor a trading vehicle. You should not invest in the Fund if you need a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares daily.

The Fund’s Shares are not listed for trading on any securities exchange and are not publicly traded. There is currently no secondary market for the Shares, and you should not rely on any secondary market developing for the Shares. Shares are subject to substantial restrictions on transferability.

Although the Fund will be making quarterly offers to repurchase its Shares, each such offer is expected to be limited to no less than 5% of the Fund’s outstanding Shares); these offers may be oversubscribed, and there is no guarantee that you will be able to sell all of the Shares you desire in any quarterly repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro-rata basis. Shareholders must wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a repurchase offer. Some shareholders, in anticipation of a repurchase offer being oversubscribed and subject to proration, may tender more Shares than they wish to have repurchased in a particular quarterly period, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined. Such fluctuations may be exacerbated by currency fluctuations (to the extent the Fund invests in assets denominated in foreign currencies) and other developments. In addition, the repurchase of Shares by the Fund may be a taxable event to shareholders. Additionally, these repurchase offers may be suspended or postponed in certain instances. See “Share Repurchases.”

Quarterly repurchases by the Fund of its Shares typically will be funded from available cash. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. In addition, the Fund may be required to sell portfolio securities (including at inopportune times) to satisfy repurchase requests, resulting in increased transaction costs that the Fund and its shareholders must bear. The sale of Fund assets to satisfy repurchase requests may also result in higher short-term capital gains for taxable shareholders. Furthermore, a diminution in the Fund’s size may limit the Fund’s ability to participate in new investment opportunities or achieve its investment objective. If the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income.

Reliance on the Adviser. The Fund has no employees and instead depends on the Adviser’s investment expertise, skill, and network of business contacts. The Fund’s success depends to a significant extent on the continued service and coordination of the Adviser’s professionals. The departure of any of the Adviser’s professionals could adversely affect the Fund’s ability to achieve its investment objective.

The Fund’s ability to achieve its investment objective depends on the Adviser’s ability to identify, analyze, invest in, and monitor companies and investments that meet the Fund’s investment criteria. The Adviser’s capabilities in structuring the investment process and providing competent, attentive, and efficient services to the Fund depend on employing investment professionals in an adequate number and sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objective, the Adviser may need to hire, train, supervise, and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. The Adviser may be unable to find investment professionals promptly or at all. Failure to support the Fund’s investment process could adversely affect the Fund’s business, financial condition, and results of operations. The Adviser is not required to devote its full time to the business of the Fund, and there is no guarantee or requirement that any investment professional or other employee of the Adviser will allocate a substantial portion of their time to the Fund.

Use of Technology. The Fund’s diligence and screening process relies in part on proprietary technology platforms, including Wendal® and TeamPrint. These tools perform analyses only on Portfolio Companies that choose to submit applications through the Platform, which may limit the overall pool of opportunities evaluated by the Fund. The effectiveness of Wendal and TeamPrint depends heavily on the accuracy, completeness, and integrity of the information provided by applicants. Incomplete, inaccurate, or misleading data may result in incorrect analyses or recommendations, which could affect the Fund’s investment decisions and performance. In addition, the Adviser’s significant use of these technology tools in its diligence process may limit the Fund’s flexibility to respond promptly to new information that the Platform does not capture or to market developments that arise outside the scope of the Platform’s data inputs. Like any software-based system, Wendal and TeamPrint are subject to potential coding errors, programming flaws, or logic defects that could impair their functionality. There is also a risk that unauthorized access, malware, or other cybersecurity incidents could disrupt the Adviser’s operations, compromise proprietary or sensitive information, or otherwise negatively affect the Fund.

Algorithmic and Model Risk: Wendal and TeamPrint rely on algorithms and models that incorporate assumptions about human behavior, team dynamics, and market conditions. Despite efforts to ensure fairness and neutrality, these algorithms may contain inherent biases or may not fully capture the complexity and nuance of founder behavior, team performance, or market shifts. As market conditions, economic factors, or legal and regulatory frameworks evolve, the relationships among key data inputs may change, which could reduce the effectiveness of existing models and scoring frameworks. The design and validation of these technologies are based on historical data sets, which may not predict future outcomes with accuracy under different or changing conditions. There is a risk that Wendal and TeamPrint may underperform or produce less reliable results in new scenarios, leading to suboptimal investment recommendations or decisions for the Fund.

Offering Risk. To the extent the Fund is not able to raise sufficient funds through the sale of Shares, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base. As a result, the Fund may be unable to achieve its investment objective, and an investor could lose some or all of the value of his or her investment in the Shares. In addition, because many of the Fund’s expenses are fixed, shareholders are expected to bear a larger proportionate share of Fund expenses if the Fund does not grow significantly.

Use of Proceeds. The Adviser has significant flexibility in applying the proceeds of the continuous offering of the Fund’s Shares and may use the net proceeds from this offering in ways you do not agree with. There is no assurance that the Adviser will be able to successfully use the proceeds of this offering within a practicable period. The Adviser will also use the proceeds of this offering to pay the Operating Expenses, including due diligence expenses of potential new investments, which are substantial. These Fund expenses will lower the Fund’s returns. In addition, there is no guarantee that the Fund’s offering of Shares will be successful or that the Fund’s expense ratio will decline in future years.

Although the Fund intends to invest the proceeds from the sale of the Shares offered hereby within three months of their receipt, such investments may be delayed if suitable investments are unavailable. Delays the Fund encounters in the selection, due diligence, and acquisition of investments would limit the Fund’s ability to pay distributions and lower overall returns.

Competition for Investment Opportunities Risk. The Fund will compete with other investment companies, investment funds (including private venture capital funds), and institutional investors in making private investments. Many of these competitors are substantially larger and have greater financial, technical, and marketing resources than the Fund. Some competitors may have a lower cost of capital and access to funding sources unavailable to the Fund. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of, or different structures for, private investments than the Fund. The Fund may lose investment opportunities if it cannot match its competitors’ pricing, terms, and structure. Furthermore, many competitors are not registered investment companies and are, thus, not subject to the regulatory restrictions imposed by the Investment Company Act on the Fund. As a result of this competition, the Fund may be unable to pursue attractive private investment opportunities from time to time.

Investment funds that the Adviser (or an affiliate of the Adviser) may advise on in the future may invest in asset classes similar to those targeted by the Fund. As a result, the Adviser and/or its affiliates may face conflicts in allocating investment opportunities between the Fund and these other investment funds. For example, an investment opportunity suitable for multiple clients of the Adviser and its affiliates may not be shared among some or all such clients and affiliates due to the limited scale of the opportunity or other factors, including restrictions imposed by the Investment Company Act or the Fund. Should the Adviser (or an affiliate of the Adviser) advise other investment funds in the future that invest in asset classes similar to those targeted by the Fund, the Adviser intends to allocate investment opportunities to the Fund in a manner it deems to be fair and equitable over time. However, it is possible that over time, the Fund would not be able to participate in certain investments made by affiliated investment funds that it might otherwise have desired to participate in.

Potential Reliance on Projections. In selecting and monitoring Fund investments, the Adviser will occasionally rely upon projections, forecasts, or estimates developed by the Adviser or by a Portfolio Company in which the Fund is invested or is considering investing in the Portfolio Company’s future performance and cash flow. Projections, forecasts, and estimates are forward-looking statements based on certain assumptions. Actual events are difficult to predict and beyond the Fund’s control and may differ materially from those assumed. Some important factors that could cause actual results to differ materially from those in any forward-looking statements include changes in interest rates and domestic and foreign business, market, financial, or legal conditions, among others. Accordingly, there can be no assurance that estimated returns or projections can be realized or that actual returns or results for the Fund or its investments will not be materially lower than those estimated or targeted.

Affiliation Risk and Inability to Vote. The Fund may be precluded from investing in certain Portfolio Companies due to regulatory implications under the Investment Company Act or other laws, rules, or regulations or may be limited in the amount it can invest in the voting securities of a Portfolio Company in the size of the economic interest it can have in the company or fund, or the scope of influence it is permitted to have in respect of the management of the company or fund. Should the Fund be required to treat a Portfolio Company in which it has invested as an “affiliated person” under the Investment Company Act, it would impose various restrictions on the Fund’s dealings with the Portfolio Company. Moreover, these restrictions may arise due to investments by future clients of the Adviser or its affiliates in a Portfolio Company. These restrictions may be detrimental to the performance of the Fund compared to what it would be if these restrictions did not exist and could impact the universe of investable Portfolio Companies for the Fund. The fact that many Portfolio Companies may have a limited number of investors and a limited amount of outstanding equity heightens these risks.

The Fund may be able to avoid a Portfolio Company being deemed an “affiliated person” of the Fund by owning less than 5% of the voting securities of such Portfolio Company. To limit its voting interest in a Portfolio Company, the Fund may enter into contractual arrangements under which it irrevocably waives its rights (if any) to vote its interests in the Portfolio Company. The Fund will not receive any consideration in return for entering into a voting waiver arrangement. These voting waiver arrangements may increase the ability of the Fund and other future clients of the Adviser to invest in certain Portfolio Companies. However, to the extent the Fund contractually forgoes the right to vote the securities of a Portfolio Company, the Fund will not be able to vote on matters that require the approval of such Portfolio Company’s investors, including matters where the Fund is disadvantaged by its inability to vote.

There are, however, other statutory tests of affiliation (such as based on control) and, therefore, the prohibitions of the Investment Company Act concerning affiliated transactions could apply in certain situations where the Fund owns less than 5% of the voting securities of a Portfolio Company. If a Portfolio Company is deemed to be an “affiliated person” of the Fund, transactions between the Fund and such Portfolio Company may, among other things, potentially be subject to the prohibitions of Section 17 of the Investment Company Act notwithstanding that the Fund has entered into a voting waiver arrangement.

Valuation Risk. The Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Fund invests are valued and held on the Fund’s books at prices that the Fund is unable to obtain upon sale due to factors such as incomplete data, market instability, or human error. The Adviser may, but is not required to, use an independent pricing service or prices provided by dealers to value securities at their market value. Because the secondary markets for certain investments may be limited, such instruments may be difficult to value. When market quotations are unavailable, the Adviser may price such investments under various methodologies, such as computer-based analytical modeling or individual security evaluations. These methodologies generate approximations of market values, and there may be significant professional disagreement about the best methodology for a particular type of financial instrument or different methodologies that might be used under different circumstances. In the absence of an actual market transaction, reliance on such methodologies is essential but may introduce significant variances in the ultimate valuation of the Fund’s investments. Technological issues and/or errors by pricing services or other third-party service providers may also impact the Fund’s ability to value its investments and the calculation of the Fund’s NAV.

When market quotations are not readily available or deemed inaccurate or unreliable, the Fund values its investments at fair value as determined in good faith under policies and procedures approved by the Board. Fair value is defined as the amount for which assets could be sold in an orderly disposition over a reasonable period, considering the asset’s nature. Fair value pricing may require inherently subjective and inexact determinations about the value of a security or other asset. As a result, there can be no assurance that fair value priced assets will not result in future adjustments to the prices of securities or other assets or that fair value pricing will reflect a price the Fund can obtain upon sale. The fair value determined for a security or other asset may be materially different from quoted or published prices, from the prices used by others for the same security or other asset, and/or from the value that actually could be or is realized upon the sale of that security or other asset. For example, the Fund’s NAV could be adversely affected if the Fund’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund realizes upon the disposal of such investments. Where market quotations are not readily available, valuation may require more research than more liquid investments. In addition, elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less reliable objective data available.

A substantial portion of the Fund’s assets are expected to consist of securities of private companies for which there are no readily available market quotations. The information available in the marketplace for such companies, their securities, the status of their businesses, and financial conditions is often extremely limited, outdated, and difficult to confirm. The Fund values Such securities at fair value as determined pursuant to policies and procedures approved by the Board. In determining fair value, the Adviser must consider all appropriate factors relevant to the value and all value indicators available to the Fund. The determination of fair value necessarily involves judgment in evaluating this information to determine the price the Fund might expect to receive for the security upon its current sale. The issuer of the securities may often provide the most relevant information. Given the nature, timeliness, amount, and reliability of the issuer’s information, fair valuations may become more difficult and uncertain as such information is unavailable or outdated.

The value at which the Fund’s investments can be liquidated may differ, sometimes significantly, from the valuations assigned by the Fund. In addition, the timing of liquidations may also affect the values obtained on liquidation. Securities held by the Fund may trade with bid-offer spreads that may be significant. In addition, the Fund will hold privately placed securities for which no public market exists. There can be no guarantee that the Fund’s investments could be realized at the Fund’s valuation of such investments. In addition, the Fund’s compliance with the asset diversification tests under the Code depends on the fair market values of the Fund’s assets, and, accordingly, a challenge to the valuations ascribed by the Fund could affect its ability to comply with those tests or require it to pay penalty taxes to cure a violation thereof.

The Fund’s NAV is a critical component in several operational matters, including the computation of advisory and services fees and determining the price at which the Shares will be offered and at which a repurchase offer will be made. Consequently, variance in the valuation of the Fund’s investments will impact, positively or negatively, the fees and expenses shareholders will pay, the price a shareholder will receive in connection with a repurchase offer, and the number of Shares an investor will receive upon investing in the Fund. The Fund may need to liquidate certain investments, including illiquid investments, to repurchase Shares in connection with a repurchase offer. A subsequent decrease in the valuation of the Fund’s investments after a repurchase offer could potentially disadvantage remaining shareholders to benefit shareholders whose Shares were accepted for repurchase. Alternatively, a subsequent increase in the valuation of the Fund’s investments could potentially disadvantage shareholders whose Shares were accepted for repurchase to benefit remaining shareholders. Similarly, a subsequent decrease in the valuation of the Fund’s investments after a subscription could potentially disadvantage subscribing investors to the benefit of pre-existing shareholders, and a subsequent increase in the valuation of the Fund’s investments after a subscription could potentially disadvantage pre-existing shareholders to the benefit of subscribing investors. For more information regarding the Fund’s calculation of its NAV, see “Determination of Net Asset Value.”

Investment Dilution Risk. The Fund’s investors do not have preemptive rights to any Shares the Fund may issue in the future. The Fund’s Declaration of Trust authorizes it to issue unlimited Shares. The Board may make certain amendments to the Declaration of Trust. After an investor purchases Shares, the Fund expects to sell additional Shares or other classes of Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.

Risks Related to Fund Investments

Venture Capital Investing Risks. While venture capital investments offer the opportunity for significant gains, these investments also involve an extremely high degree of business and financial risk and can result in substantial losses. There generally will be little or no publicly available information regarding the status and prospects of Portfolio Companies. For example, Portfolio Companies will not be subject to SEC reporting requirements, will not be required to maintain accounting records in accordance with U.S. GAAP, and are generally not required to maintain effective internal controls over financial reporting. As a result, the Adviser may not have timely or accurate information about the business, financial condition, and results of operations of the Portfolio Companies in which the Fund invests. Many investment decisions by the Adviser will depend upon the ability to obtain relevant information from non-public sources, and the Adviser may be required to make decisions without complete information or in reliance upon information provided by third parties that is impossible or impracticable to verify.

Portfolio Companies may have limited financial resources and may be unable to meet their obligations with their existing working capital, which may lead to equity financings, possibly at discounted valuations, in which the Fund’s holdings could be substantially diluted if the Fund does not or cannot participate, bankruptcy or liquidation and the reduction or loss of the Fund’s investment. Portfolio Companies are also more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation, or termination of one or more of these persons could have a material adverse impact on a Portfolio Company and, in turn, on the Fund. At the time of the Fund’s investment, a Portfolio Company may lack one or more key attributes (e.g., proven technology, marketable product, complete management team, or strategic alliances) necessary for success. In most cases, investments will be long term and may require many years from the date of initial investment before disposition.

The marketability and value of each Portfolio Company investment will depend upon many factors beyond the Adviser’s control. Portfolio Companies may have substantial variations in operating results from period to period, face intense competition, and experience failures or substantial declines in value at any stage. The public market for startup and emerging growth companies is extremely volatile. Such volatility may adversely affect the development of Portfolio Companies, the ability of the Fund to dispose of investments and the value of investment securities on the date of sale or distribution by the Fund. In particular, the receptiveness of the public market to initial public offerings by the Fund’s Portfolio Companies may vary dramatically from period to period. An otherwise successful Portfolio Company may yield poor investment returns if it cannot consummate an initial public offering at the proper time. Even if a Portfolio Company effects a successful public offering, the Portfolio Company’s securities may be subject to contractual “lock-up,” securities law, or other restrictions, which may, for a material period, prevent the Fund from disposing of such securities. Similarly, the receptiveness of potential acquirers to the Fund’s Portfolio Companies will vary over time, and even if a Portfolio Company investment is disposed of via a merger, consolidation, or similar transaction, the Fund’s stock, security, or other interests in the surviving entity may not be marketable. There can be no guarantee that any Portfolio Company investment will result in a liquidity event via public offering, merger, acquisition, or otherwise. The investments made by the Fund will be illiquid and difficult to value, and there will be little or no collateral to protect an investment once made.

Following its initial investment in a given Portfolio Company, the Fund may decide to provide additional funds to such portfolio company or may have the opportunity or otherwise need to increase its investment in a Portfolio Company. There is no assurance that the Fund will have the opportunity to make follow-on investments, will make follow-on investments, or will have sufficient available funds to make follow-on investments. Any decision by the Fund not to make follow-on investments or its inability to make such investments may have a substantial negative effect on a Portfolio Company in need of such additional capital or may result in a lost opportunity for the Fund to increase its participation in a successful operation.

Co-Investment Risk. It is anticipated that the Fund will co-invest in Portfolio Companies sourced by third-party investors unaffiliated with either the Fund or its affiliates, such as private venture capital funds. The Fund’s ability to realize a profit on such investments will be particularly reliant on the expertise of the lead investor in the transaction. To the extent that the lead investor in such a co-investment opportunity assumes control of the management of the Portfolio Company, the Fund will be reliant not only upon the lead investor’s ability to research, analyze, negotiate, and monitor such investments but also on the lead investor’s ability to successfully oversee the operation of the company’s business. The Fund’s ability to dispose of such investments is typically severely limited because the securities are unregistered and illiquid and by contractual restrictions that may preclude the Fund from selling such investments. Often, the Fund may exit such investment only in a transaction, such as an initial public offering or sale of the company, on terms arranged by the lead investor. Such investments may be subject to additional valuation risk, as the Fund’s ability to accurately determine the fair value of the investment may depend upon the receipt of information from the lead investor. The valuation assigned to such an investment by applying the Fund’s valuation procedures may differ from the valuation assigned to that investment by other co-investors. In some cases, the Fund may pay fees such as placement fees, management fees, administrative fees, and/or performance fees to venture capital fund sponsors in connection with a co-investment transaction in which the Fund participates, which fees would be in addition to the fees charged to the Fund by the Adviser and would be indirectly borne by investors in the Fund.

Follow-On Investment Risk. The Fund’s investments in Portfolio Companies may require follow-on investments. The Fund may be required to provide follow-on funding for its Portfolio Companies or have the opportunity to make additional investments in such Portfolio Companies. There can be no assurance that the Fund will have sufficient funds to make such additional investments. Any decision by the Fund not to make follow-on investments or its inability to make them may have a negative impact on a Portfolio Company in need of such an investment, which could, in turn, have a negative effect on the Fund’s returns. To the extent the Fund does not participate in a follow-on investment (which may be due to a number of factors, including not having sufficient uncommitted capital reserves to make the investment or restrictions under the Investment Company Act), then the Fund’s interest in the Portfolio Company may be diluted or subordinated to the new capital being invested.

Private Company Risks. Investments in start-up and growth-stage private companies (Portfolio Companies) involve greater risks than investments in shares of companies that have traded publicly on an exchange for extended periods. These investments may present significant opportunities for capital appreciation but involve a high degree of risk that may result in significant decreases in the value of these investments. The Fund may not be able to sell such investments when the Adviser deems it appropriate to do so because they are not publicly traded. As such, these investments are considered illiquid until a company’s public offering (which may never occur). They are often subject to additional contractual restrictions on resale following any public offering that may prevent the Fund from selling its shares of these companies for some time. Market conditions, developments within a company, investor perception, or regulatory decisions may adversely affect a late-stage Portfolio Company and delay or prevent such a company from offering its securities to the public. Even if a Portfolio Company does issue shares in an initial public offering, initial public offerings are risky and volatile. They may cause the value of the Fund’s investment to decrease significantly. In addition:

●	Complex Capital Structures. The types of private companies the Fund seeks to invest in frequently have much more complex capital structures than traditional publicly traded companies. They may have multiple classes of equity securities with differing rights, including rights concerning voting and distributions. In addition, it is often difficult to obtain information concerning private companies’ capital structures, and even where the Adviser can obtain such information, there can be no assurance that the information is complete or accurate. In certain cases, private companies may also have preferred stock or senior debt outstanding, which may heighten the risk of investing in the underlying equity of such private companies, particularly when the Adviser has limited information concerning such capital structures. There can be no assurance that the Fund can adequately evaluate the relative risks and benefits of investing in a particular class of a Portfolio Company’s equity securities. Any failure on the Adviser’s part to properly evaluate the relative rights and value of a class of securities in which the Fund invests could cause the Fund to lose part or all of its investment, which in turn could have a material and adverse effect on the Fund’s performance.

●	Drag-Along Rights. The Portfolio Company securities the Fund acquires (or into which they are convertible) may be subject to drag-along rights, a standard term in a stock purchase agreement that permits a majority stockholder in a company to force minority stockholders to join in the sale of the company on the same price, terms, and conditions as any other seller in the sale. Such drag-along rights could permit other stockholders, under certain circumstances, to force the Fund to liquidate its position in a Portfolio Company at a specified price, which could be, in the Adviser’s opinion, inadequate or undesirable or even below the cost at which the Fund acquired the investment. In this event, the Fund could realize a loss or fail to realize a gain in an amount the Adviser deems appropriate for the investment. Accordingly, the Fund may not be able to realize gains from its investments, and any gains it does realize on the disposition of any investments may not be sufficient to offset any other losses it experiences.

Concentration and Sector Focus Risks. The Fund will concentrate its investments in the technology industry and may focus its investments in securities of a particular sector, such as consumer discretionary. Economic, legislative, or regulatory developments may occur that significantly affect the industry or sector. This may cause the NAV to fluctuate more than that of a fund that does not focus on a particular industry or sector.

●	Technology. Technology companies, including information technology, software, and technology hardware and equipment companies, face intense competition, both domestically and internationally, which may have an adverse effect on a company’s profit margins. Technology companies may have limited product lines, markets, financial resources, or personnel. The products of technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates, aggressive pricing, changes in demand, and competition to attract and retain the services of qualified personnel. Companies in the technology sector are heavily dependent on patents and other intellectual property rights. A technology company’s loss or impairment of these rights may adversely affect the company’s profitability. Companies in the technology sector are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action. The technology sector may also be adversely affected by changes or trends in commodity prices, which may be influenced or characterized by unpredictable factors. Companies in the application software industry, in particular, may also be negatively affected by the risk that subscription renewal rates for their products and services decline or fluctuate, leading to declining revenues. Companies in the systems software industry may be adversely affected by, among other things, actual or perceived security vulnerabilities in their products and services, which may result in individual or class action lawsuits, state or federal enforcement actions, and other remediation costs. Companies in the computer software industry may also be affected by the availability and price of computer software technology components.

●	Consumer Products. The consumer products sector may be affected by changes in domestic and international economies, exchange, inflation, and interest rates, competition, consumer confidence, changes in demographics, supply chain integrity, and consumer preferences. Even companies that produce non-cyclical products (which are generally goods that are considered essential) depend heavily on disposable household income and consumer spending.

●	Consumer Discretionary. The success of consumer product manufacturers and retailers is tied closely to the performance of domestic and international economies, interest rates, exchange rates, competition, consumer confidence, changes in demographics, and consumer preferences. Companies in the consumer discretionary sector depend heavily on disposable household income and consumer spending and may be strongly affected by social trends and marketing campaigns. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

Publicly Traded Equity Securities Risk. Stock markets are volatile, and the prices of equity securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Although common stocks have historically generated higher average total returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatility in those returns and, in certain periods, have significantly underperformed relative to fixed-income securities. Common stocks of companies that operate in certain sectors or industries tend to experience greater volatility than companies that operate in other sectors or industries or the broader equity markets. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. A common stock may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular common stock held by the Fund may decline for a number of other reasons that directly relate to the issuer, such as management performance, financial leverage, the issuer’s historical and prospective earnings, the value of its assets, and reduced demand for its goods and services. Also, the prices of common stocks are sensitive to general movements in the stock market, and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates as the cost of capital rises and borrowing costs increase. Common equity securities in which the Fund may invest are structurally subordinated to preferred stock, bonds, and other debt instruments in a company’s capital structure in terms of priority to corporate income and are, therefore, inherently more risky than preferred stock or debt instruments of such issuers.

Exchange-Traded Fund Risk. The Fund may invest in ETFs as part of its principal investment strategies. ETFs are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other funds that invest directly in stocks and bonds. ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount to or a premium above net asset value if there is a limited market in such shares. ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to the Fund. Because the value of ETF shares depends on the demand in the market, the adviser or sub-adviser (as applicable) may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting performance.

Each ETF is subject to specific risks, depending on the nature of its investment strategy. These risks could include liquidity risk, sector risk and emerging market risk. In addition, ETFs that use derivatives may be subject to counterparty risk, liquidity risk, and other risks commonly associated with investments in derivatives. ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track, if any, because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices.

There is a risk that the underlying ETFs in which the Fund invests may terminate due to extraordinary events that may cause any of the service providers to the ETFs, such as the trustee or sponsor, to close or otherwise fail to perform their obligations to the ETF. Also, because the ETFs in which the Fund intends to invest may be granted licenses by agreement to use the indices as a basis for determining their compositions and/or otherwise to use certain trade names, the ETFs may terminate if such license agreements are terminated. In addition, an ETF may terminate if its entire net asset value falls below a certain amount. Although the Adviser believes that, in the event of the termination of an underlying ETF it will be able to invest instead in shares of an alternate ETF tracking the same market index or another market index with the same general market, there is no guarantee that shares of an alternate ETF would be available for investment at that time.

Illiquid Investments and Restricted Securities Risk. The Fund may invest without limitation in illiquid or less liquid investments or investments for which no secondary market is readily available, or which are otherwise illiquid, including private placement securities. The Fund may not be able to readily dispose of such investments at prices that approximate those at which the Fund could sell such investments if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. Limited liquidity can also affect the market price of investments, thereby adversely affecting the Fund’s NAV and ability to make dividend distributions. In recent years, the financial markets have experienced periods of extreme secondary market supply and demand imbalance, resulting in a loss of liquidity during which market prices were suddenly and substantially below traditional measures of intrinsic value. Some investments could be sold only at arbitrary prices and with substantial losses during such periods. Periods of such market dislocation may occur again at any time.

Restricted securities may not be sold to the public without an effective registration statement under the Securities Act, or that may be sold only in a privately negotiated transaction or under an exemption from registration. For example, Rule 144A under the Securities Act provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to qualified institutional buyers, such as the Fund. However, an insufficient number of qualified institutional buyers interested in purchasing the Rule 144A-eligible securities that the Fund holds could affect adversely the marketability of certain Rule 144A securities, and the Fund might be unable to dispose of such securities promptly or at reasonable prices. When registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses and considerable time may pass before the Fund is permitted to sell a security under an effective registration statement. If adverse market conditions develop during this period, the Fund might obtain a less favorable price than the price that prevailed when the Fund decided to sell. The Fund may be unable to sell restricted and other illiquid investments at opportune times or prices.

Minority Investor Risks. The Fund expects in most cases to be a minority investor when investing in Portfolio Companies and will not have the ability to control or influence the operations of such Portfolio Companies, nor will it have the right to remove the managers thereof. Rather, the Fund will rely on the existing management and boards of directors of such companies, which may include representatives of other unaffiliated investors whose interests may sometimes conflict with the Fund’s interests. The Fund could, therefore, be adversely affected by actions taken by management or any holders of a majority in interest of the Portfolio Companies in which it invests.

Non-U.S. Investments Risk. Non-U.S. securities involve certain factors not typically associated with investing in U.S. securities, including risks relating to: (i) currency exchange matters, including fluctuations in the rate of exchange between the U.S. dollar and the various foreign currencies in which foreign investments are denominated, and costs associated with conversion of investment principal and income from one currency into another; (ii) inflation matters, including rapid fluctuations in inflation rates; (iii) differences between the U.S. and foreign securities markets, including potential price volatility in and relative liquidity of some foreign securities markets, the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and the potential of less government supervision and regulation; (iv) economic, social and political risks, including potential exchange control regulations and restrictions on foreign investment and repatriation of capital, the risks of political, economic or social instability and the possibility of expropriation or confiscatory taxation; (v) the possible imposition of foreign taxes on income and gains recognized with respect to such securities; and (vi) difficulties in enforcing legal judgements in foreign courts.

Laws and regulations of foreign countries may impose restrictions that would not exist in the United States and may require financing and structuring alternatives that differ significantly from those customarily used in the United States. No assurance can be given that a change in political or economic climate or particular legal or regulatory risks, including changes in regulations regarding foreign ownership of assets or repatriation of funds or changes in taxation, might not adversely affect an investment by the Fund.

In addition, settlement and clearance procedures in certain foreign markets differ significantly from those in the United States. Foreign settlement and clearance procedures and trade regulations may also involve certain risks (such as delays in payment for or delivery of securities) not typically associated with settling U.S. investments. Communications between the United States and foreign countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates in markets that still rely on physical settlement. If the Fund cannot settle or is delayed in settling a purchase of securities, it may miss attractive investment opportunities, and certain of its assets may be uninvested with no return earned thereon for some period. If the Fund cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines, or if it has contracted to sell the security to another party, the Fund could be liable for any losses incurred.

Foreign Currency Risk. Because the Fund may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities held by the Fund and the unrealized appreciation or depreciation of investments. Currencies of certain countries may be volatile and, therefore, affect the value of securities denominated in such currencies, which means that the Fund’s NAV could decline due to changes in the exchange rates between foreign currencies and the U.S. dollar. It is also possible that the Fund’s NAV could decline due to currency fluctuations between the date of tender and the repurchase pricing date if the Fund has invested a portion of its portfolio in foreign markets. The Adviser may, but is not required to, elect for the Fund to seek to protect itself from changes in currency exchange rates through hedging transactions depending on market conditions. In addition, certain countries, particularly emerging market countries, may impose foreign currency exchange controls or other restrictions on currency transferability, repatriation, or convertibility.

Secondary Investments Risks. The Fund may acquire interests in Portfolio Companies from third-party holders of these interests in secondary transactions (“Secondary Investments”). In many cases, the economic, financial, and other information available to and used by the Adviser in selecting and structuring Secondary Investments may have been prepared by the sponsor of the Secondary Investment, may be incomplete or unreliable, and/or may not be verifiable by the Adviser. The Fund will also not have the opportunity to negotiate the terms of Secondary Investments, including any special rights or privileges. Valuation of Secondary Investments may be difficult because there will be no established market for such interests. Moreover, the purchase price of Secondary Investments will be subject to negotiation with the sellers of such interests. It may, in certain cases, include the Fund’s assumption of certain contingent liabilities. The Fund’s overall performance may depend in part on the accuracy of the information available to the Adviser, the acquisition price paid by the Fund for the Secondary Investments, the structure of such acquisitions, and the Fund’s ultimate exposure to any assumed liabilities.

The Fund may have the opportunity to acquire a portfolio of Secondary Investments from a seller on an “all or nothing” basis. Certain of the Secondary Investments in the portfolio may be less attractive than others, and certain of the sponsors of such Secondary Investments may be more familiar to the Fund than others or may be more experienced or highly regarded. In such cases, it may not be possible for the Fund to carve out from such purchases those investments that the Adviser considers (for commercial, tax, legal, or other reasons) less attractive.

When the Fund acquires an interest as a Secondary Investment, the Fund may acquire contingent liabilities associated with such interest. Specifically, where the seller has received distributions from the investment and, subsequently, that investment recalls any portion of such distributions, the Fund (as the purchaser of the interest to which such distributions are attributable) may be obligated to pay an amount equivalent to such distributions to such investment. While the Fund may be able, in turn, to make a claim against the seller of the interest for any monies so paid to the investment, there can be no assurance that the Fund would have such right or prevail in any such claim.

The Fund may acquire Secondary Investments as a member of a purchasing syndicate, in which case the Fund may be exposed to additional risks, including (among other things): (i) counterparty risk, (ii) reputation risk, (iii) breach of confidentiality by a syndicate member, and (iv) execution risk.

Due Diligence Risk. The Adviser seeks to conduct reasonable and appropriate analysis and due diligence concerning investment opportunities. Due diligence may entail the evaluation of important and complex business, financial, tax, accounting, environmental, and legal issues. Outside consultants, legal advisors, accountants, investment banks, and other third parties may be involved in the due diligence process to varying degrees depending on the type of investment and the costs the Fund bears. The involvement of third-party advisors or consultants may present several risks primarily relating to the Adviser’s reduced control of the outsourced functions. In addition, if the Adviser cannot engage third-party providers promptly, its ability to evaluate and acquire more complex targets could be adversely affected.

When conducting due diligence and assessing an investment opportunity, the Adviser relies on available resources, including information provided by the management of Portfolio Companies and, in some circumstances, third-party investigations. When co-investing with other investors, the Adviser may rely on due diligence and information provided by co-investors. The Adviser’s due diligence process may not reveal all the facts that may be relevant in connection with an investment made by the Fund. In some cases, only limited information is available about a Portfolio Company in which the Adviser is considering an investment. There can be no assurance that the due diligence investigations undertaken by the Adviser will reveal or highlight all relevant facts (including fraud) that may be necessary or helpful in evaluating a particular investment opportunity, or that the Adviser’s due diligence will result in an investment being successful.

In the event of fraud by any Portfolio Company or its management or affiliates, the Fund may suffer a partial or total loss of capital invested in that Portfolio Company. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments. An additional concern is the possibility of material misrepresentation or omission on the part of the Fund investment or the seller of a Secondary Investment. Such inaccuracy or incompleteness may adversely affect the value of that investment. The Fund will rely upon the accuracy and completeness of representations made by Portfolio Companies, and/or their current or former owners or management, in the due diligence process to the extent reasonable when it makes its investments but cannot guarantee such accuracy or completeness. Under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.

Non-Principal Risks

Legal, Litigation, and Regulatory Action Risk. The Fund, the Adviser, and their affiliates are subject to several unusual risks, including changing laws and regulations, developing interpretations of them, and increased scrutiny by regulators and law enforcement authorities. Regulatory frameworks governing artificial intelligence and automated decision-making are evolving. Changes in regulations could impact the Adviser’s use of Wendal and TeamPrint, necessitating modifications to these tools that could be costly or result in interruptions in their use. These risks and their potential consequences are often difficult or impossible to predict, avoid, or mitigate in advance and might make some investments unavailable to the Fund. The effect on the Fund, the Adviser, or any affiliate of any such legal risk, litigation, or regulatory action could be substantial and adverse. In addition, any litigation may consume substantial amounts of the Adviser’s time and attention. That time and the devotion of resources to litigation may, at times, be disproportionate to the amounts at stake.

Cyber Security Risk. With the increased use of technologies like the Internet to conduct business, the Fund and its service providers are susceptible to operational, information security, and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks include but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber security failures by or breaches of the Adviser or other Fund service providers (including, but not limited to, fund accountants, custodians, transfer agents, and administrators) and the issuers of securities in which the Fund invests have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s ability to calculate its NAV, impediments to trading, the inability of shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred to prevent any cyber incidents in the future. While the Fund has established business continuity plans in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cyber security plans and systems put in place by service providers to the Fund and issuers in which the Fund invests. As a result, the Fund or its shareholders could be negatively impacted.

Certain Fund service providers and third-party hosts, including the Fund’s Administrator, may process, store, and/or transmit information such as investors’ bank information, social security numbers, and other personally identifiable sensitive data that is submitted. The Fund has procedures and systems that it believes are reasonably designed to protect this sensitive information and prevent data losses and security breaches. However, these measures cannot provide absolute security. Any accidental or willful security breach or other unauthorized access could cause shareholders’ secure information to be stolen and used for criminal purposes, and shareholders would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not recognized until they are launched against a target, we, and the third-party hosting facilities we use may be unable to anticipate these techniques or implement adequate preventative measures. Any security breach, whether actual or perceived, could harm the Fund’s reputation, resulting in the potential loss of investors and adversely affecting the value of a shareholder’s investment in the Fund.

Expedited Transactions. The Adviser may sometimes be required to perform investment analyses and make investment decisions expeditiously to take advantage of certain investment opportunities. In such cases, the information available to the Adviser at the time of an investment decision may be limited and the Adviser may not have access to detailed information regarding the investment opportunity, in each case, to an extent that may not otherwise be the case had the Adviser been afforded more time to evaluate the investment opportunity. Therefore, no assurance can be given that the Adviser will know all circumstances that may adversely affect an investment.

Indemnification of Fund Investments, Managers, and Others. The Fund may agree to indemnify certain of its investments and their respective managers, officers, directors, and affiliates from any liability, damage, cost, or expense arising out of, among other things, acts or omissions undertaken in connection with the management of the particular company. Indemnification from the sellers of Secondary Investments may be required as a condition to purchasing such securities. If the Fund were required to make payments (or return distributions) for any such indemnity, the Fund could be materially adversely affected.

Fund Management

Fund Board and Officers

The Fund’s Board oversees the general conduct of the Fund’s business and represents Fund shareholders’ interests. The Board comprises four Trustees, three of whom are not deemed to be “interested persons” of the Fund as defined in the Investment Company Act.

The Board periodically reviews the Fund’s investment performance and the quality of other services such as administration, custody, and investor services. It also reviews the fees paid to the Adviser for its management services and the overall level of Operating Expenses.

The name and business address of the Trustees and officers of the Fund, and their principal occupations and other affiliations during the past five years, are set forth under “Management of the Fund” in the SAI.

Investment Adviser and Management Contract

The Board has retained the Adviser as the Fund’s investment adviser, responsible for making investment decisions for the Fund. A discussion regarding the basis for the Board’s approval of the Fund’s management contract described below is included in the Fund’s annual report for the period ended March 31, 2025.

The Adviser is wholly-owned by Wendal Inc. The Adviser’s address is 910 Madison Avenue, Covington, KY 41011.

Under a management contract between the Fund and the Adviser, subject to such policies as the Board may determine, the Adviser furnishes and manages a continuous investment program for the Fund and makes investment decisions on behalf of the Fund. Subject to the control of the Board, and except for the functions carried out by Fund officers, the Adviser also manages, supervises, and conducts the other affairs and business of the Fund and matters incidental to it, and places all orders for the purchase and sale of the Fund’s portfolio investments.

The management contract between the Fund and the Adviser allows the Fund to pay a management fee to the Adviser, computed and paid monthly, at an annual rate of 1.90% of the Fund’s average daily NAV (the “Management Fee”).

The Adviser has contractually agreed to waive its Management Fee and/or reimburse Fund expenses to the extent necessary so that the Operating Expenses (which exclude any taxes, interest, shareholder services fees pursuant to a shareholder services plan, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) do not exceed 2.65% of the Fund’s average daily net assets attributable to Class I Shares. The Adviser may recoup amounts of its Management Fee waived and Fund expenses paid or reimbursed in certain circumstances. This contractual expense limitation will remain in effect through July 31, 2027, unless the Board approves its earlier modification or termination. See “Fund Expenses—Expense Limitation Agreement” below for additional Information.

Conflicts of Interest. The Adviser’s management of the Fund may create conflicts of interest between the Fund and the Adviser’s or its affiliates’ other software or investment products. Below is more information on these potential conflicts of interest and how the Adviser intends to mitigate them.

●	Management of Other Investment Products: The Adviser, or its affiliates, may serve as an investment adviser to other investment products or accounts in the future, which may have investment strategies that overlap with those of the Fund. This could result in conflicts of interest when allocating investment opportunities among the Fund and those other investment products or accounts. While the Adviser currently operates with the Fund as its sole client, should it take on additional clients, it will seek to manage these conflicts of interest by establishing and maintaining a fair and equitable allocation policy. Decisions regarding the allocation of investment opportunities will be made by considering the investment objectives, management styles, restrictions, and portfolio holdings of the Fund and other advised accounts to ensure that the Fund is not disadvantaged.

●	Use of Proprietary Technology: The Adviser utilizes proprietary technology, including algorithms and data analytics tools, to screen and manage investments. These technologies provide a competitive edge in identifying and capitalizing on investment opportunities; however, they may also be used for other business purposes beyond the Fund. To mitigate such conflicts, the Adviser will disclose any material benefits from using these technologies not shared with the Fund. Additionally, the Adviser will establish protocols to ensure that the Fund’s interests are prioritized and that any use of technology or techniques that could potentially increase the Adviser’s compensation or earnings is transparently disclosed and managed by regulatory requirements.

To address any potential conflicts of interest that may arise from the Adviser’s use of its proprietary technologies, the Adviser commits to the following:

1.	Prioritizing the Fund’s access to these proprietary tools to maintain the Fund’s competitive advantage in screening and selecting investment opportunities.

2.	Regularly evaluate and update our technology to maintain its efficacy and address any identified biases or errors that could affect investment decisions.

3.	Disclosing any circumstances where the Adviser’s proprietary technology is licensed to or used by third parties and any potential impact this may have on the Fund.

4.	Implementing safeguards to ensure that any technology-related conflicts of interest are identified and managed in the best interests of the Fund and the Adviser’s other clients.

The Adviser will continually monitor potential conflicts of interest and implement appropriate measures to ensure that the Fund’s and its shareholders’ interests are managed fairly. The ongoing commitment to rigorous conflict of interest policies and transparently managing such issues is integral to maintaining the trust and confidence of the Fund’s shareholders.

Portfolio Managers

The following officers of the Adviser are primarily responsible for the day-to-day management of the Fund’s portfolio:

Portfolio Manager	Since	Title and Positions Held Over Past Five Years
Brad Zapp	2024	President and Portfolio Manager of the Adviser. Mr. Zapp co-founded Connetic Ventures in 2015. In Connetic’s private market funds, he oversaw as a member of the investment committee over 150 transactions, including multiple exits. Mr. Zapp began his career at Fidelity Investments as a trader and, in 2004 co-founded his first company, a Federally registered investment advisor, which he grew to $500 million in AUM before exiting in 2014. Mr. Zapp has held various licenses and credentials and is a Certified Financial Planner®.
Chris Hjelm	2024

Senior Vice President, Head of Venture Investing of the Adviser since 2023. Mr. Hjelm joined Connetic Ventures Inc., an affiliate of the Adviser, in 2018 as Senior Vice President, Head of Venture Investing and has led investments in over 100+ early-stage venture capital investments, including multiple exits. Before joining the Adviser, Mr. Hjelm was the founder and Chief Investment Officer of Mint Capital Group, LLC, a high-frequency trading fund.

The SAI provides information about these individuals’ compensation, other accounts they manage, and their ownership of Shares.

Control Persons

A “control person” is someone who beneficially owns more than 25% of the Fund’s voting securities or has the power to exercise control over the management or policies of the Fund. As of the date of this prospectus, no entity or person owned of record or beneficially 25% or more of the outstanding Shares.

Determination of Net Asset Value

The NAV of Shares is determined following the close of regular trading on the NYSE, generally 4:00 p.m. Eastern time, on each day the NYSE is open for trading. The Shares will be offered at NAV plus the applicable sales load, if any. The Fund’s NAV per share is calculated by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued, but not yet received), less accrued expenses and other liabilities of the Fund by the total number of Shares outstanding. During the continuous offering, the price of the Shares will increase or decrease daily according to the NAV of the Shares.

The Board has adopted procedures under which the Fund will value its investments (the “Valuation Policy and Procedures”). Under the Valuation Policy and Procedures, the Fund’s portfolio investments for which market quotations are readily available are valued at market value. Investments for which market quotations are not readily available or are deemed unreliable are valued at fair value as determined in good faith according to Rule 2a-5 under the Investment Company Act. As permitted by Rule 2a-5 under the Investment Company Act, the Board has designated the Adviser as the Fund’s valuation designee (“Valuation Designee”) to perform fair value determinations relating to all portfolio investments. The Adviser carries out its designated responsibilities as Valuation Designee through various teams under the Valuation Policy and Procedures, which govern the Valuation Designee’s selection and application of methodologies and independent pricing services for determining and calculating the fair value of portfolio investments. The Valuation Designee will fair value portfolio investments utilizing inputs from various external and internal sources, including, but not limited to, independent pricing services, dealer quotation reporting systems, independent third-party valuation firms, and valuation techniques from the International Private Equity and Venture Capital Valuation Guidelines (which sets out recommendations, intended to represent current best practice, on the valuation of private capital investments). When determining the fair value of an investment, one or more fair value methodologies may be used. Fair value determinations will be based upon all available factors that the Valuation Designee deems relevant at the time of the determination. Fair valuation involves subjective judgments, and the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

The valuation of the Fund’s investments is performed per Rule 2a-5 under the Investment Company Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy that maximizes the use of observable market data and minimizes the use of unobservable inputs to classify fair value measurements for disclosure purposes. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Valuation Designee. Unobservable inputs reflect the Valuation Designee’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

●	Level 1: Quoted prices in active markets for identical assets or liabilities, accessible at the measurement date.

●	Level 2: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

●	Level 3: Unobservable inputs for the asset or liability.

Valuation of Public Securities

The Fund’s portfolio investments for which market quotations are readily available are valued at market value. Market value is determined based on official exchange (e.g., NYSE or NASDAQ) closing prices or the last reported sales prices. Portfolio investments listed on multiple exchanges will be valued at the last quoted sale price on which the security is principally traded. Portfolio investments traded on a foreign exchange are valued as of the close of the NYSE at the closing price of such investments in their principal trading market but may be fair valued if subsequent events occurring before the computation of NAV have materially affected the value of the securities. Trading may occur in foreign investments held by the Fund when the Fund is not open for business. To the extent certain of the Fund’s portfolio investments are traded in the over-the-counter market, such investments are valued based on quotations obtained from independent pricing services. If such quotations are not readily available or become unreliable, the Valuation Designee may recommend valuation through other means.

Valuation of Private Investments

A substantial portion of the Fund’s assets consist of securities of private companies for which there are no readily available market quotations. The information available in the marketplace for such companies, their securities, the status of their businesses, and financial conditions is often extremely limited, outdated, and difficult to confirm.

The valuations of the Portfolio Companies have a considerable impact on the Fund’s NAV as a significant portion of the Fund’s assets are intended to be invested in Portfolio Companies. Market and dealer quotations are not readily available for the Portfolio Companies in which the Fund invests. As such, the Fund utilizes valuation methodologies approved by the Fair Value Pricing Committee when determining the fair value of the Portfolio Companies. The most relevant information to this fair valuation may often be that information provided by the issuer of the securities. Given the nature, timeliness, amount, and reliability of information the issuer provides, fair valuations may become more difficult and uncertain as such information is unavailable or outdated. The Fund may also use a third-party valuation specialist to assist in determining the fair value of the Portfolio Companies held in the Fund’s portfolio.

Plan of Distribution

Foreside Financial Services, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (d/b/a ACA Group), 190 Middle Street, Suite 301, Portland, ME 04101, serves as the Fund’s principal underwriter and acts as the distributor of the Shares on a commercially reasonable efforts basis, subject to various conditions. The Shares are offered for sale through the Distributor at NAV plus the applicable sales load, if any. The Distributor may also contract with financial intermediaries to sell and service the Shares. In reliance on Rule 415, the Fund intends to offer to sell an unlimited number of its Shares, continually, through the Distributor. No arrangement has been made to place funds received in an escrow, trust, or similar account. The Distributor is not required to sell any specific number or dollar amount of the Shares or act as a market maker, which will not be listed on any national securities exchange. Class I Shares are not currently subject to a Distribution Fee.

On May 19, 2025, the SEC granted an exemptive order to permit the Fund to offer multiple classes of shares and to impose varying sales loads, asset-based service and/or distribution fees, and early withdrawal fees. The Fund currently offers one class of shares, Class I shares. The Fund may offer additional classes of shares in the future, which may have different ongoing shareholder servicing and/or distribution fees.

The Adviser or its affiliates, in the Adviser’s discretion and from their resources, may pay additional compensation to financial intermediaries in connection with the sale and servicing of Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages, including access to a financial intermediary’s registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating the financial intermediaries. The Additional Compensation may differ among financial intermediaries in amount or the manner of calculation: payments of Additional Compensation may be fixed dollar amounts or based on the aggregate value of outstanding Shares held by shareholders introduced by the financial intermediary or determined in some other manner. Receiving Additional Compensation by a selling financial intermediary may create potential conflicts of interest between an investor and its financial intermediary recommending the Fund over other potential investments. Additionally, the Fund may pay a servicing fee to Intermediaries for providing ongoing services in respect of shareholders of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records concerning the preceding, and such other information and ongoing liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith, or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for the Adviser and its affiliates in the ordinary course of business.

Purchasing Shares

Investors may purchase Shares directly from the Fund following the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee are currently $25.00. Investors may buy and sell Shares through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell Shares (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after they are received by a Financial Intermediary or the Financial Intermediary’s designee. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name, or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary to maintain individual ownership records and provide other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund and for forwarding payment promptly. Orders placed with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business will be priced based on the Fund’s NAV next computed after the Financial Intermediary receives it.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to the Fund, to:

Connetic Venture Capital Access Fund

c/o Trailmark Fund Solutions

3000 Auburn Drive, Suite 410

Beachwood, OH 44122

All checks must be in US Dollars drawn from a domestic bank. The Fund will not accept payment in cash, money orders, or cashier’s checks. To prevent check fraud, the Fund will neither accept third-party checks, Treasury checks, credit card checks, traveler’s checks, or starter checks for the purchase of Shares, nor post-dated checks, postdated on-line bill pay checks, or any conditional purchase order or payment.

The Transfer Agent will charge a $25.00 fee against an investor’s account and any loss sustained by the Fund for any returned payment. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To invest in the Fund, the Transfer Agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application, the Transfer Agent will establish an account. The assigned account number will be required as part of the instructions to an investor’s bank for sending the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to invest in the Fund, please call the Fund at 844-434-6483 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if the Fund’s designated bank receives them before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds.

By Wire — Subsequent Investments

Before sending a wire, investors must contact the Transfer Agent to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received before 4:00 p.m. Eastern time to be eligible for same-day pricing. The Fund and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system or from incomplete wiring instructions.

Online – Subsequent Investments

You can request subsequent investments for your account using the Fund’s online functionality. The money to fund the investment would automatically be drafted from your account by Automate Clearing House (“ACH”). Please visit the Fund’s website at vcafx.com to obtain instructions or contact the Fund at 844-434-6483 for more information on processing purchases by ACH.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan. This investment plan automatically moves money from your bank account and invests it in the Fund through electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transferring a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 844-434-6483 for more information about the Fund’s Automatic Investment Plan.

By Telephone – Subsequent Investments

Investors may purchase additional Shares by calling 844-434-6483. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account by ACH. Banking information must be established on the account before making a purchase. Orders for Shares received before 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or before the market closes. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, Administrator will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply their full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call Administrator at 844-434-6483 for additional assistance when completing an application.

If the Transfer Agent does not have a reasonable belief in the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five Business Days if clarifying information/documentation is not received.

Purchase Terms

An investor’s minimum initial purchase for Class I Shares is $2,500. Subsequent investments in Class I Shares may be made with at least $100. The Fund reserves the right to waive the investment minimum. The Fund may permit a financial intermediary to waive the initial minimum per shareholder for Class I Shares in the following situations: broker-dealers purchasing fund Shares for clients in broker-sponsored discretionary fee-based advisory programs; financial intermediaries with clients of a registered investment advisor (“RIA”) purchasing fund shares in fee-based advisory accounts with a $2,500 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund. The Class I Shares are offered for sale through its Distributor at NAV. The price of the Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.

Class I Shares

Class I Shares will be sold at the prevailing NAV per Class I Share and are not subject to any upfront sales charge, a Distribution Fee, or shareholder servicing fees but are subject to a repurchasing fee. Class I Shares may only be available through certain financial intermediaries. Because the Class I Shares are sold at the prevailing NAV per Class I share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, Class I Shares require a minimum investment of $2,500 for all accounts, while subsequent investments may be made with $100. The Fund reserves the right to waive the investment minimum.

Shareholder Services Expenses

Certain financial intermediaries may contract with the Fund, or its designees, to perform certain networking, recordkeeping, sub-accounting, or administrative services for shareholders of the Fund. In consideration for providing these services, the financial intermediaries will receive compensation, which is typically paid by the Fund. For accounts sold through financial intermediaries, it is the primary responsibility of the financial intermediary to ensure compliance with investment minimums. Class I shares pay an annual shareholder services fee of up to 0.15% of average daily net assets attributable to the share class for shareholder servicing expenses under the Fund’s Shareholder Services Plan.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. The Fund is intended solely for long-term investment by shareholders who can accept the risks of making highly speculative, primarily illiquid investments in privately negotiated transactions. You may lose part or all of the amount you invested in the Fund, and you should not invest in the Fund unless you can readily bear the consequences of such loss. Before making your investment decision, you should (i) consider the suitability of this investment concerning your investment objectives and personal financial situation and (ii) consider factors such as your net worth, income, age, risk tolerance and liquidity needs. In addition, please consider carefully how the Fund’s investment strategies fit into your overall investment portfolios, because the Fund is not designed to be a well-balanced or complete investment program for any particular investor.

The Fund’s Shares should be considered an illiquid investment. You will not be able to redeem your Shares daily because the Fund is a closed-end fund operating as an interval fund and will only offer to redeem a limited portion of its Shares four times a year. The Fund’s Shares are not traded on an active market, and there is currently no secondary market for the Shares, nor should you rely on a secondary market developing in the future. You should invest only in the Fund that you can afford to lose, and you should not invest in the Fund money to which you will need access in the short-term or frequently.

Share Repurchases

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding Shares unless such offer is suspended or postponed by regulatory requirements (as discussed below). The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the Investment Company Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next Business Day if the 14th day is not a Business Day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares, and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders before any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment under the repurchase will be made by checks to the shareholder’s address of record or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder, and other pertinent laws.

Determination of Repurchase Offer Amount

In its sole discretion, the Board, or a committee thereof, will determine the number of Shares the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by shareholders who own less than one hundred Shares and tender all their shares, before prorating other amounts tendered.

Concerning any required minimum distributions from an IRA or other qualified retirement plan, the shareholder must determine the amount of any such required minimum distribution and to otherwise satisfy the required minimum. If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro-rata basis, which may result in the Fund not honoring the full amount of a required minimum distribution requested by a shareholder.

Notice to Shareholders

No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider when deciding whether to tender their Shares for repurchase. The notice will also include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount, and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice will also set forth the NAV that has been computed no more than seven days before the date of notification and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the Shares will be the NAV of the Shares as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 844-434-6483 or visit vcafx.com to learn the current NAV. The notice of the repurchase offer will also provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Early Repurchase Fee (for those holding Shares less than 366 days)

 If you tender Shares and the Fund repurchases those Shares within 365 days (approximately 12 months) following the purchase date, you will pay a 2.00% early repurchase fee.

The early repurchase fee will be based on the value of the Shares redeemed and will be deducted from (and thus reduce) the repurchase proceeds. Shares held longest will be treated as repurchased first, and Shares held shortest will be treated as repurchased last. The repurchase fee does not apply to Shares acquired through reinvestment of distributions. Shares held for over 365 days are not subject to any repurchase fee.

Repurchase fees are paid to the Fund directly. They are intended to offset costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing Shares. The Fund may modify the amount of a repurchase fee (but not increase it beyond 2.00%) or the period for which a repurchase fee applies at any time. In addition, the Fund may waive an early repurchase fee otherwise payable by a shareholder in circumstances where the Board determines that doing so is in the best interests of the Fund.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders before any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. The Fund will allow shareholders to withdraw or modify their tenders at any time before the Repurchase Request Deadline. Payment under the repurchase offer will be made by check to the shareholder’s address of record or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder, and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro-rata basis. However, the Fund may accept all Shares tendered for repurchase by shareholders who own less than one hundred Shares and tender all of their Shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of Shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. The shareholder must notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from when the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased Shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, it may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases could also reduce the market price of those underlying securities, which would reduce the Fund’s NAV.

Repurchase of the Fund’s Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity concerning their Shares. Shareholders have no rights to redeem or transfer their Shares, other than limited rights of a shareholder’s descendants to redeem Shares in the event of such shareholder’s death under certain conditions and restrictions. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for its Shares to exist in the future.

Borrowing

The Fund is permitted to borrow, which such borrowing, if any, the Fund anticipates would be used to satisfy requests from shareholders under the quarterly repurchase offers and otherwise to provide the Fund with temporary liquidity.

The amount that the Fund may borrow will be limited by the provisions of Section 18 of the Investment Company Act, which, among other limitations contained therein relating to the declaration of dividends or distributions, limits the issuance of a “senior security” (as defined in the Investment Company Act) to those instances where immediately after giving effect to such issuance, the Fund will have “net asset coverage” (as defined in the Investment Company) of at least 300%. If the Fund does borrow, interest on the amount borrowed by the Fund will be at prevailing market rates. Notwithstanding the preceding, the Fund intends to limit its borrowing, if any, and the overall leverage of its portfolio to an amount that does not exceed 33 1/3% of the Fund’s gross asset value.

Distributions

Following the disposition by the Fund of securities of Portfolio Companies, the Fund will make cash distributions of the net profits, if any, to shareholders (subject to the Fund’s dividend reinvestment plan, as described below) once each fiscal year at such time as the Board determines in its sole discretion (or more often at such times specified by the Board, if necessary for the Fund to maintain its status as a RIC and under the Investment Company Act). The Fund intends to establish reasonable reserves to meet obligations before making distributions.

Dividend Reinvestment Plan

The Fund will operate under a dividend reinvestment plan administered by the Fund’s Administrator as a dividend reinvestment agent. Under the plan, any distributions by the Fund to its shareholders, net of any applicable U.S. withholding tax, will be reinvested in Shares.

Shareholders automatically participate in the dividend reinvestment plan unless and until an election is made to withdraw from the plan on behalf of such participating shareholders. Shareholders who do not wish to have distributions automatically reinvested should notify the Administrator in writing at Connetic Venture Capital Access Fund c/o Trailmark Fund Solutions, 3000 Auburn Drive, Suite 410, Beachwood, OH 44122. Such written notice must be received by the Administrator at least 30 days before the distribution’s record date, or the shareholder will receive such distribution in Shares through the dividend reinvestment plan. Under the dividend reinvestment plan, the Fund’s distributions to shareholders are reinvested in full and fractional Shares as described below.

When the Fund declares a distribution, the Administrator, on the shareholder’s behalf, will receive additional authorized Shares from the Fund. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per Share as of the date of such distribution.

The Administrator will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records.

Neither the Administrator nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted under the dividend reinvestment plan, nor shall they have any duties, responsibilities, or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account before receipt of written notice of their death or concerning prices at which Shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of distributions will not relieve participants of any federal, state, or local income tax that may be payable (or required to be withheld) on such distributions. See “Tax Matters” below for additional information.

The Fund reserves the right to amend or terminate the dividend reinvestment plan. There is no direct service charge to participants about purchases under the dividend reinvestment plan; however, the Fund reserves the right to amend the dividend reinvestment plan to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment plan should be directed to, and additional information may be obtained from the Administrator at Connetic Venture Capital Access Fund c/o Trailmark Fund Solutions, 3000 Auburn Drive, Suite 410, Beachwood, OH 44122.

Description of the Fund and its Shares

The Fund is a statutory trust organized under the laws of the State of Delaware. The Fund’s Declaration of Trust provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Fund is authorized to issue an unlimited number of Shares. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, filed with the SEC, permits the Fund to issue unlimited full and fractional Shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of Shares will be entitled to the payment of dividends when, as and if declared by the Board. The Fund intends to distribute dividends to its shareholders after payment of Operating Expenses, including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of Shares elects to receive cash, all dividends declared on Shares will be automatically reinvested for shareholders in additional Shares. See “Dividend Reinvestment Plan.” The Investment Company Act may limit the payment of dividends to the holders of Shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote under the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities, and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The Shares are not liable for further calls or assessments by the Fund. There are no pre-emptive rights associated with the Shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the preceding sentence make the likelihood of such personal liability remote.

The Fund has adopted a Shareholder Services Plan (the “Shareholder Services Plan”) on behalf of its Class I shares that allows it to make payments to financial intermediaries and other service providers for shareholder servicing and maintenance of shareholder accounts that are held in omnibus or networked accounts or a similar arrangement with a financial intermediary. These shareholder servicing and maintenance fees may not exceed 0.15% per year of the Fund’s average daily net assets for the Class’s shares and may not be used to pay for any services in connection with the distribution and sale of such shares.

The Fund will not issue share certificates. The Transfer Agent will maintain an account for each shareholder upon which the registration of Shares is recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry without physical delivery. Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account, such as wiring instructions or telephone privileges.

Anti-Takeover and Other Provisions in the Declaration of Trust

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their Shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which could increase the Fund’s expenses and interfere with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the Shares entitled to elect a Trustee and entitled to vote on the matter. The Investment Company Act does not give shareholders an affirmative right to remove a Trustee. Furthermore, the Declaration of Trust does not contain any other specific inhibiting provisions that would operate only concerning an extraordinary transaction such as a merger, reorganization, tender offer, sale, or transfer of substantially all of the Fund’s assets or liquidation.

The Declaration of Trust also includes provisions permitting a shareholder to bring a derivative action only if they make a pre-suit demand upon the Board to bring the subject action, and the Board can bar such a shareholder from bringing such an action. In addition, the Declaration of Trust requires holders of more than a majority of the Shares to join in any such action. Further, the Declaration of Trust requires that the shareholder making a pre-suit demand on the Board may be required to undertake to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the demand if the Board determines not to bring the action. However, none of these derivative action provisions apply to claims arising under federal securities laws.

Recent federal and state court precedent has found provisions similar to those included in the Fund’s Declaration of Trust to be inconsistent with the Investment Company Act and that the no-action position expressed in the Staff Statement on Control Share Acquisition Statutes, dated May 27, 2020, does not extend to the Fund’s specific circumstances.

Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Fund Expenses

Fund Expenses

The Fund will pay all its expenses and reimburse the Adviser or its affiliates to the extent they have previously paid such expenses on behalf of the Fund or have incurred expenses in connection with their management of the Fund. In addition to the Management Fee paid by the Fund to the Adviser, Fund expenses include, but are not limited to: (i) interest and taxes related to the Fund’s operations and purchase and sale of Fund assets; (ii) brokerage commissions and other transaction expenses in connection with the Fund’s purchase and sale of assets; (iii) fees and expenses related to the formation of the Fund, the offering of the Shares, including Fund expenses, and the admission of investors in the Fund; (iv) fees and expenses related to the investigation and evaluation of Fund investment opportunities (whether or not consummated); (v) fees and expense related to the acquisition, ownership, management, financing, hedging of interest rates on financings, or sale of portfolio investments; (vi) travel costs associated with investigating and evaluating investment opportunities (whether or not consummated) or making, monitoring, managing or disposing of portfolio investments; (vii) Fund costs of borrowings; (viii) costs of any third parties retained to provide services to the Fund, including costs and fees of the Fund’s Administrator, Custodian, Transfer Agent, and independent registered public accounting firm, and legal counsel; (ix) premiums for fidelity and other insurance coverage requisite to the Fund’s operations; (xi) fees and expenses of the Fund’s Independent Trustees (including compensation of the Independent Trustees); (xi) expenses incident to the repurchase of the Shares; (xii) fees and expenses related to the registration under federal and state securities laws of Shares; (xiii) expenses of printing and mailing Fund Prospectuses, reports, notices and proxy material to shareholders of the Fund; (xiv) all other expenses incidental to holding meetings of the Fund’s shareholders; and (xv) such extraordinary non-recurring expenses as may arise, including litigation affecting the Fund and any obligation which the Fund may have to indemnify its officers and Trustees with respect thereto. The Fund may need to sell Fund investments to pay fees and expenses, which could cause the Fund to realize taxable gains.

The Fund’s expenses related to the initial offering of its Shares will be amortized over the 12 months beginning on the date of the reorganization of the predecessor fund. After that, the Fund will also bear certain ongoing offering and marketing costs associated with its planned continuous Share offering, which will be expensed as they are incurred. Offering costs cannot be deducted by the Fund or Fund shareholders for U.S. federal income tax purposes. The Fund’s fees and expenses will decrease the net profits or increase the net losses of the Fund.

The Adviser will bear all its own ordinary and usual office overhead expenses (including expenses such as office rent) in connection with the Adviser’s performance of its duties to the Fund and the salaries or other compensation of the employees of the Adviser.

Expense Limitation Agreement

The Fund has entered into an Expense Limitation Agreement under which the Adviser has agreed to waive its Management Fee and reimburse Fund expenses to the extent necessary so that the Operating Expenses (which exclude any taxes, interest, shareholder services fees pursuant to a shareholder services plan, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) do not exceed 2.65% of the Fund’s average daily net assets attributable to Class I Shares.

The Adviser is entitled to seek reimbursement from the Fund of Management Fees waived and expenses reimbursed by the Adviser for a period ending three years after such waiver, payment, or reimbursement, provided the repayments do not cause the Fund’s Operating Expenses to exceed the expense limitation in place at the time the management fees were waived or expenses reimbursed, or any expense limitation in place at the time the Fund would repay the Adviser, whichever is lower.

This contractual expense limitation will remain in effect through July 31, 2027, unless terminated earlier by the Fund’s Board.

Tax Matters

The following is a summary of certain U.S. federal income tax considerations applicable to the Fund and an investment in Shares. This summary does not purport to completely describe the income tax considerations applicable to an investment in Shares. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, investors subject to Section 1061 of the Code, pension plans and trusts and financial institutions. This summary assumes that investors hold Shares as capital assets (within the meaning of the Code). This summary is based on the Code, U.S. Treasury regulations, and administrative and judicial interpretations, each as of the date of this Prospectus, and all of which are subject to change, retroactively, which could affect the continuing validity of this summary. We have not sought and will not seek any ruling from the Internal Revenue Service (“IRS”) regarding this offering. This summary does not discuss any aspects of U.S. estate, gift tax, foreign, state, or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. shareholder” is a beneficial owner of Shares who is for U.S. federal income tax purposes:

●	A citizen or individual resident of the United States;

●	A corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

●	A trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

●	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. shareholder” is a beneficial owner of Shares that is not a U.S. shareholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner in a partnership holding Shares should consult his or her its tax advisers concerning the purchase, ownership, and disposition of Shares.

Tax matters are complicated and the tax consequences to an investor of an investment in Shares will depend on the facts of their situation. We strongly encourage investors to consult their tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any changes in the tax laws.

Taxation as a Registered Investment Company

The Fund intends to elect to be treated as a RIC under Subchapter M of the Code. As a RIC, the Fund would not be required to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes to shareholders as dividends. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to obtain RIC tax benefits, the Fund must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income,” which is Fund ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”).

If the Fund:

●	qualifies as a RIC; and

●	satisfies the Annual Distribution Requirement,

then the Fund will not be subject to U.S. federal income tax on the portion of its income that it distributes (or is deemed to distribute) to Fund shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to shareholders.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless the Fund distributes promptly an amount at least equal to the sum of (i) 98% of the Fund’s net ordinary income for each calendar year, (ii) 98.2% of the amount by which the Fund’s capital gains exceed its capital losses (adjusted for certain ordinary losses) for the one year ending October 31 in that calendar year, and (iii) any income and gains recognized, but not distributed, from previous years on which the Fund paid no corporate-level U.S. federal income tax (the “Excise Tax Avoidance Requirement”). While the Fund intends to distribute any income and capital gains to avoid the imposition of this 4% U.S. federal excise tax, the Fund may not be successful in entirely avoiding this tax’s imposition. In that case, the Fund will be liable for the tax only on the amount that does not meet the preceding distribution requirement.

To qualify as a RIC for U.S. federal income tax purposes, the Fund must, among other things:

i.	derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments concerning certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, or other income derived concerning its business of investing in such stocks, securities or currencies, and (b) net income from interests in “qualified publicly traded partnerships” (as defined in the Code) (the “90% Income Test”); and

ii.	diversify its holdings so that, at the end of each quarter of the taxable year,

a.	at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs, and other securities, with such other securities of any one issuer limited for this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and

b.	not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or one or more “qualified publicly traded partnerships” (as defined in the Code) (the “Diversification Tests”).

The Fund may be required to recognize taxable income when it does not receive cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (“OID”), such as debt instruments with PIK interest or, in certain cases, increasing interest rates or issued with warrants, the Fund must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether we receive cash representing such income in the same taxable year. The Fund may also have to include other amounts it has not yet received in cash in income, such as PIK interest and deferred loan origination fees that are paid after the loan’s origination. Because any OID or other amounts accrued will be included in the Fund’s investment company taxable income for the year of accrual, the Fund may be required to make a distribution to its shareholders to satisfy the Annual Distribution Requirement even though the Fund will not have received a corresponding cash payment. As a result, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to qualify for and maintain RIC tax treatment under the Code. The Fund may have to sell some of its investments at times and at prices it would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If the Fund cannot obtain cash from other sources, the Fund may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

The Fund is authorized to borrow funds, sell assets, and make taxable distributions of its stock and debt securities to satisfy distribution requirements. However, it does not currently intend to do so. The Fund’s ability to dispose of assets to meet its distribution requirements may be limited by (i) the illiquid nature of the Fund’s portfolio and (ii) other requirements relating to the Fund’s status as a RIC, including the Diversification Tests. If the Fund disposes of assets to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous. If the Fund cannot obtain cash from other sources to satisfy the Annual Distribution Requirement, the Fund may fail to qualify for tax treatment as a RIC and become subject to tax as an ordinary corporation.

Under the Investment Company Act, the Fund cannot distribute to its shareholders. At the same time, Fund debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. If the Fund is prohibited from making distributions, it may fail to qualify for tax treatment as a RIC and become subject to tax as an ordinary corporation.

Certain Fund investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things: (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (ii) convert long-term capital gain into short-term capital gain or ordinary income; (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash; (v) adversely affect the time as to when a purchase or sale of securities is deemed to occur; (vi) adversely alter the characterization of certain complex financial transactions; and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test described above. The Adviser will monitor Fund transactions and may make certain tax decisions to mitigate the potential adverse effect of these provisions.

The Fund may invest a significant portion of its assets in Portfolio Companies that are classified as partnerships for U.S. federal income tax purposes. As a result, the Fund may be required to recognize items of taxable income and gain before the time that the Fund receives corresponding cash distributions from a Portfolio Company. In such case, the Fund might have to borrow money or dispose of investments, including interests in the Portfolio Companies, when it is disadvantageous to do so to make the distributions required to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax. Portfolio Companies classified as partnerships for federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% Income Test described above. To meet the 90% Income Test, the Fund may structure its investments to increase the taxes imposed thereon or in respect thereof potentially. Because the Fund may not have timely or complete information concerning the amount and sources of the income of such a Portfolio Company until such income has been earned by the Portfolio Company or until a substantial amount of time after that, it may be difficult for the Fund to satisfy the 90% Income Test.

It may not always be clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Portfolio Companies that are classified as partnerships for federal income tax purposes. If the Fund believes that it may fail the Diversification Tests at the end of any quarter of a taxable year, it may seek to take certain actions to avert this failure, including by acquiring additional investments to come into compliance with the Diversification Tests or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Portfolio Company that limit the use of this cure period.

As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as a RIC can limit its ability to acquire or continue to hold positions in Portfolio Companies that would otherwise be consistent with the Fund’s investment strategy or could require the Fund to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to shareholders.

 The Fund may invest in non-U.S. entities treated as “passive foreign investment companies” (“PFICs”) for U.S. federal income tax purposes. If the Fund acquires shares in a PFIC, it may be subject to federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares, even if such income is distributed as a taxable dividend by the Fund to its shareholders. Additional charges like interest may be imposed on the Fund concerning deferred taxes arising from excess distributions or gains. If the Fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), instead of the preceding requirements, the Fund will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the PFIC, even if such income is not distributed to the Fund. Alternatively, the Fund can elect to mark-to-market at the end of each taxable year Shares in a PFIC; in this case, the Fund will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in Fund income. Under either election, the Fund may be required to recognize in a year income over our distributions from PFICs and Fund proceeds from dispositions of PFIC stock during that year, and we must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.

Although the Code generally provides that the income inclusions from a QEF will be “good income” for purposes of the 90% Income Test to the extent that the QEF distributes such income to the Fund in the same taxable year to which the income is included in Fund income, the Code does not specifically provide whether these income inclusions would be “good income” for this 90% Income Test if the Fund does not receive distributions from the QEF during such taxable year. The IRS and U.S. Treasury Department have issued regulations that provide that as long as the required income inclusion from a QEF is derived concerning a RIC’s business of investing in stocks, securities, or currencies, the amount will be treated as “good income” for purposes of the 90% Income Test, even if not distributed by the QEF. Therefore, based on these regulations, the Fund should not need to plan for distributions from a QEF to be assured that the required income inclusions will be treated as “good income” for the 90% Income Test purposes. Even though “a corresponding distribution may not accompany good income” from a QEF, the Fund would still be required to consider such an income inclusion in determining the amount the Fund must distribute to satisfy the Annual Distribution Requirement and Excise Tax Avoidance Requirement.

If the Fund holds more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. This deemed distribution must be included in the income of a U.S. Holder of a CFC regardless of whether the shareholder has made a QEF election concerning such CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly, or by attribution) by U.S. Holders. A “U.S. Holder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation or 10% of the value of such corporation. The IRS and U.S. Treasury Department have issued regulations that provide that as long as the required income inclusion from a CFC is derived concerning a RIC’s business of investing in stocks, securities, or currencies, the amount will be treated as “good income” for purposes of the 90% Income Test, even if not distributed by the CFC. If the Fund is treated as receiving a deemed distribution from a CFC (which will be treated as “good income” for purposes of the 90% Income Test), the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement.

Foreign exchange gains and losses realized by the Fund in connection with certain transactions involving non-dollar debt securities, certain foreign currency futures contracts, foreign currency option contracts, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Code provisions that generally treat such gains and losses as ordinary income and losses and may affect the amount, timing and character of distributions to Fund shareholders. Any such transactions that are not directly related to the Fund’s investment in securities (possibly including speculative currency positions or currency derivatives not used for hedging purposes) could, under future U.S. Treasury regulations, produce income not among the types of “qualifying income” from which a RIC must derive at least 90% of its annual gross income.

The remainder of this discussion assumes that the Fund qualifies as a RIC and has satisfied the Annual Distribution Requirement.

Taxation of U.S. Shareholders

Fund distributions are taxable to U.S. shareholders as dividend income or capital gains. Distributions of Fund “investment company taxable income” (which is, generally, Fund net ordinary income plus realized net short-term capital gains over realized net long-term capital losses) generally will be taxable as dividend income to U.S. shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions of Fund net capital gains (which are generally Fund realized net long-term capital gains over realized net short-term capital losses) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. shareholder as long-term capital gains that are currently taxable at a current maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. shareholder’s holding period for his, her or its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions over the Fund’s earnings and profits first will reduce a U.S. shareholder’s adjusted tax basis in such shareholder’s Shares and, after the adjusted basis is reduced to zero, will constitute capital gains to the U.S. shareholder.

The Fund may elect to retain any net capital gains or a portion thereof for investment and be subject to tax at corporate rates on the amount retained. In such case, the Fund may designate the retained amount as undistributed net capital gains in a notice to Fund shareholders, who will be treated as if each shareholder received a distribution of the pro rata share of such net capital gain, with the result that each shareholder will: (i) be required to report the pro rata share of such net capital gain on the applicable tax return as long-term capital gains; (ii) receive a refundable tax credit for the pro rata share of tax paid by the Fund on the net capital gain; and (iii) increase the tax basis for Shares held by an amount equal to the deemed distribution less the tax credit.

The Fund does not expect that special share distributions that it pays ratably to all investors from time to time, if any, will be taxable. However, in the future, the Fund may distribute taxable dividends that are payable in cash or Shares at the election of each shareholder. Under certain applicable provisions of the Code and the U.S. Treasury regulations, distributions payable in cash or Shares at the election of shareholders are treated as taxable dividends whether a shareholder elects to receive cash or Shares. The IRS has issued private rulings indicating that this rule will apply even where the total amount of cash that may be distributed is limited to 20% of the total distribution. Under these rulings, if too many shareholders elect to receive their distributions in cash, each such shareholder would receive a pro-rata share of the total cash to be distributed and the remainder of their distribution in Shares. If the Fund decides to make any distributions consistent with these rulings that are payable in part in Fund stock, taxable shareholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of the Fund’s current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. shareholder may be required to pay tax concerning such dividends over any cash received. If a U.S. shareholder sells the Shares it receives as a dividend to pay this tax, the sales proceeds may be less than the amount included in income concerning the dividend, depending on the market price of our stock at the time of the sale.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November, or December of any calendar year, payable to shareholders of record on a specified date in such a month and paid during January of the following year, will be treated as if the Fund’s U.S. shareholders had received it on December 31 of the year in which the dividend was declared.

If an investor purchases Shares shortly before the record date of a distribution, the price of the Shares may include the value of the distribution, in which case the investor will be subject to tax on the distribution even though, economically, it may represent a return of his, her or its investment.

The Fund will promptly inform shareholders of the source and tax status of all distributions after each calendar year’s close.

A U.S. shareholder will recognize taxable gain or loss if the shareholder sells or otherwise disposes of their Shares. The amount of gain or loss will be measured by the difference between such shareholders’ adjusted tax basis in the Shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition will be treated as long-term capital gain or loss if the shareholder has held their Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received or undistributed capital gain deemed received concerning such shares. In addition, all or a portion of any loss recognized upon a disposition of Shares may be disallowed if other Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. See “Income from Repurchases of Shares – U.S. Shareholders” below for additional information.

A 3.8% tax is imposed under Section 1411 of the Code on the “net investment income” of certain U.S. citizens and residents and the undistributed net investment income of certain estates and trusts. Among other items, net investment income includes payments of dividends on, and net gains recognized from the sale, exchange, redemption, retirement, or other taxable disposition of Shares (unless the Shares are held in connection with certain trades or businesses), less certain deductions. Prospective investors in Fund Shares should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Shares.

To the extent the Fund is not treated as a “publicly offered regulated investment company” within the meaning of Section 67(c)(2) of the Code and the Treasury regulations issued thereunder, certain “affected investors” would be unable to deduct, for federal income tax purposes, their allocable share of the Fund’s “affected RIC expenses.” To be treated as a “publicly offered regulated investment company” for this purpose, Fund Shares would need to be (i) continuously offered under a public offering, (ii) regularly traded on an established securities market, and (iii) held by at least 500 shareholders at all times during the applicable taxable year. Investors that would be subject to the deductibility limitations under these rules include shareholders that are (i) individuals (other than nonresident aliens who do not treat income from us as effectively connected with the conduct of a U.S. trade or business), (ii) persons such as trusts or estates that compute their income in the same manner as an individual, (iii) and pass-through entities that have one or more partners or members that are described in clauses (i) or (ii). Under temporary U.S. Treasury regulations, such “affected RIC expenses” include those expenses allowed as a deduction in determining our investment company taxable income, less (among other items) registration fees, trustees’ fees, transfer agent fees, certain legal and accounting fees and expenses associated with legally required shareholders communications. Shareholders treated as “affected investors” should consult their tax advisors concerning the applicability of such rules to their investment in Shares.

The Fund may be required to withhold federal income tax or backup withholding from all distributions to any non-corporate U.S. shareholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (2) concerning whom the IRS notifies us that such shareholder has failed to report certain interest and dividend income to the IRS properly and to respond to notices to that effect. An individual’s taxpayer identification number is their social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s federal income tax liability, provided that proper information is provided to the IRS.

Taxation of non-U.S. Shareholders

Whether an investment in Shares is appropriate for a non-U.S. shareholder will depend on that person’s circumstances. An investment in Shares by a non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their tax advisers before investing in Shares.

Distributions of Fund investment company taxable income to non-U.S. shareholders (including interest income and realized net short-term capital gains over realized long-term capital losses, which generally would be free of withholding if paid to non-U.S. shareholders directly) will be subject to U.S. federal withholding tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the non-U.S. shareholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, the Fund will not be required to withhold U.S. federal tax if the non-U.S. shareholder complies with applicable certification and disclosure requirements. However, the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisers.)

In addition, concerning certain distributions made by RICs to non-U.S. shareholders, no withholding is required, and the distributions generally are not subject to U.S. federal income tax if (i) the distributions are properly designated in a notice timely delivered to shareholders as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends, and (iii) certain other requirements are satisfied. Depending on the circumstances, the Fund may designate all, some, or none of our potentially eligible dividends derived from such qualified net interest income or as a qualified short-term capital gain. A portion of our distributions, which may be significant (e.g., interest from non-U.S. sources or any foreign currency gains), would be ineligible for this potential exemption from withholding. Moreover, in the case of Shares held through an intermediary, the intermediary may have withheld U.S. federal income tax even if the Fund designated the payment as derived from such qualified net interest income or qualified short-term capital gain. Hence, no assurance can be provided as to whether any amount of Fund dividends or distributions will be eligible for this exemption from withholding or, if eligible, will be reported as such by the Fund.

Actual or deemed distributions of Fund net capital gains to a non-U.S. shareholder, and gains realized by a non-U.S. shareholder upon the sale of Shares, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. shareholder in the United States, or (ii) such non-U.S. shareholder is an individual present in the United States for 183 days or more during the year of the distribution or gain.

If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. To obtain the refund, the non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return, even if the non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate non-U.S. shareholder, distributions (both actual and deemed) and gains realized upon the sale of Shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in Shares may not be appropriate for a non-U.S. shareholder.

A non-U.S. shareholder who is a non-resident alien individual and who is otherwise subject to U.S. federal withholding tax may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. shareholder provides the Fund or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information concerning accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and certain transaction activity related to such holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not FFIs unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a beneficial owner and the status of the intermediaries through which they hold their Shares, beneficial owners could be subject to this 30% withholding tax concerning dividends paid in respect of Shares. Under certain circumstances, a beneficial owner might be eligible for refunds or credits of such taxes.

Non-U.S. persons should consult their tax advisers concerning the U.S. federal income tax and withholding tax and the state, local, and foreign tax consequences of an investment in shares.

Income from Repurchases of Shares – U.S. Shareholders

Generally

A U.S. shareholder who participates in a repurchase of Shares will, depending on such U.S. shareholder’s particular circumstances, and as set forth further under “Sale or Exchange Treatment” and “Distribution Treatment,” be treated either as recognizing gain or loss from the disposition of its Shares or as receiving a distribution from the Fund concerning its Shares. Under each approach, a U.S. shareholder’s realized income and gain (if any) would be calculated differently. Under the “sale or exchange” approach, a U.S. Shareholder would be allowed to recognize a taxable loss (if the repurchase proceeds are less than the U.S. shareholder’s adjusted tax basis in the Shares tendered and repurchased).

Sale or Exchange Treatment

The tender and repurchase of the Shares should be treated as a sale or exchange of the Shares by a U.S. shareholder if the receipt of cash:

●	results in a “complete termination” of such U.S. shareholder’s ownership of Shares in the Fund.

●	results in a “substantially disproportionate” redemption concerning such U.S. shareholder; or

●	is “not essentially equivalent to a dividend” concerning the U.S. shareholder.

In applying each of the tests described above, a U.S. Shareholder must take account of Shares that the U.S. shareholder constructively owns under detailed attribution rules set forth in the Code, which generally treat the U.S. shareholder as owning Shares owned by certain related individuals and entities, and Shares that the U.S. shareholder has the right to acquire by exercise of an option, warrant or right of conversion. U.S. shareholders should consult their tax advisors regarding applying the constructive ownership rules to their circumstances.

A sale of Shares under a repurchase of Shares by the Fund generally will result in a “complete termination” if either (i) the U.S. shareholder owns none of the Shares, either actually or constructively, after the Shares are sold under a repurchase, or (ii) the U.S. shareholder does not actually own any of the Shares immediately after the sale of Shares under a repurchase and, concerning Shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such Shares. U.S. shareholders desiring to satisfy the “complete termination” test through a waiver of attribution should consult their tax advisors.

A sale of Shares under a repurchase of Shares by the Fund will result in a “substantially disproportionate” redemption concerning a U.S. shareholder if the percentage of the then outstanding Shares actually and constructively owned by the U.S. shareholder immediately after the sale is less than 80% of the percentage of the Shares actually and constructively owned by the U.S. shareholder immediately before the sale. If a sale of Shares under a repurchase fails to satisfy the “substantially disproportionate” test, the U.S. shareholder may satisfy the “not essentially equivalent to a dividend” test.

A sale of Shares under a repurchase of Shares by the Fund will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. shareholder’s proportionate interest in the Fund. A sale of Shares that reduces the percentage of the Fund’s outstanding Shares owned, including constructively, by the shareholder would be treated as a “meaningful reduction” even if the percentage reduction is relatively minor, provided that the U.S. shareholder’s relative interest in Shares of the Fund is minimal (e.g., less than 1%). The U.S. shareholder does not exercise any control over or participate in managing the Fund’s corporate affairs. Any person with an ownership position that allows some exercise of control over or participation in the management of corporate affairs of the Fund will not satisfy the meaningful reduction test unless that person’s ability to exercise control over or participate in management of corporate affairs is materially reduced or eliminated.

Contemporaneous dispositions or acquisitions of Shares by a U.S. shareholder or a related person that are part of a plan viewed as an integrated transaction with a repurchase of Shares may be considered in determining whether any of the tests described above are satisfied.

If a U.S. shareholder satisfies any of the tests described above, the U.S. shareholder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. shareholder’s tax basis in the repurchased Shares. Any such gain or loss will be capital gain or loss and long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the repurchase. Specified limitations apply to the deductibility of capital losses by U.S. shareholders. However, if a U.S. shareholder’s tendered and repurchased Shares have previously paid a long-term capital gain distribution (including, for this purpose, amounts credited as an undistributed capital gain) and those Shares were held for six months or less, any loss realized will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.

Any loss realized on a sale or exchange will be disallowed to the extent the Shares disposed of are replaced within 61 days, beginning 30 days before and ending 30 days after the disposition of the Shares. In such a case, the basis of the Shares acquired will be increased to reflect the disallowed loss.

Distribution Treatment

If a U.S. shareholder does not satisfy any of the tests described above and therefore does not qualify for sale or exchange treatment, the U.S. shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the U.S. shareholder’s tax basis in the relevant Shares. The amount of any distribution over the Fund’s current and accumulated earnings and profits, if any, would be treated as a non-taxable return of investment to the extent of the U.S. shareholder’s basis in the Shares remaining. If the portion not treated as a dividend exceeds the U.S. shareholder’s basis in the Shares remaining, any such excess will be treated as capital gain from the sale or exchange of the remaining Shares. Any such gain will be capital gain and long-term capital gain if the holding period of the Shares exceeds one year as of the exchange date. If the tendering U.S. shareholder’s tax basis in the Shares tendered and repurchased exceeds the total of any dividend and return of capital distribution concerning those Shares, the excess amount of basis from the tendered and repurchased Shares will be reallocated pro rata among the bases of such U.S. shareholder’s remaining Shares.

Provided certain holding periods and other requirements are satisfied, certain non-corporate U.S. shareholders will be subject to U.S. federal income tax at a maximum rate of 20% on amounts treated as dividends. This reduced rate will apply to: (i) 100% of the dividend if 95% or more of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gain from such sales exceeds net long-term capital loss from such sales) in that taxable year is attributable to qualified dividend income; or (ii) the portion of the dividends paid by the Fund to an individual in a particular taxable year that is attributable to qualified dividend income received by the Fund this year if such qualified dividend income accounts for less than 95% of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gains from such sales exceeds net long-term capital loss from such sales) for that taxable year. Such a dividend will be taxed without reducing the U.S. shareholders’ tax basis of the repurchased shares. To the extent that a tender and repurchase of a U.S. shareholder’s Shares is treated as the receipt by the shareholder of a dividend, the shareholder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the tendered and repurchased Shares will be added to any Shares retained by the shareholder.

To the extent that cash received in exchange for Shares is treated as a dividend to a corporate U.S. shareholder: (i) it may be eligible for a dividends-received deduction to the extent attributable to dividends received by the Fund from domestic corporations, and (ii) it may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. shareholders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances. No portion of any dividend is expected to be eligible for the dividends received deduction.

If the sale of Shares under a repurchase of Shares by the Fund is treated as a dividend to a U.S. shareholder rather than as an exchange, the other Fund shareholders, including any non-tendering shareholders, could be deemed to have received a taxable stock distribution if such shareholder’s interest in the Fund increases as a result of the repurchase. This deemed dividend would be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. A proportionate increase in a U.S. shareholder’s interest in the Fund will not be treated as a taxable distribution of Shares if the distribution qualifies as an isolated redemption of Shares as described in Treasury regulations. All shareholders are urged to consult with their tax advisors about the possibility of deemed distributions resulting from the repurchase of Shares by the Fund.

Failure to Qualify as a RIC

If the Fund fails to qualify for tax treatment as a RIC, and certain amelioration provisions are not applicable, it would be subject to tax on all of its taxable income (including its net capital gains) at regular corporate rates. The Fund could not deduct distributions to its shareholders, nor would such distributions be required. Distributions, including net long-term capital gain distributions, would be taxable to Fund shareholders as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Subject to certain limitations under the Code, the Fund’s corporate shareholders would be eligible to claim a dividend received deduction concerning such dividend; the Fund’s non-corporate shareholders would be able to treat such dividends as “qualified dividend income,” which is subject to reduced rates of U.S. federal income tax. Distributions over the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s tax basis, and any remaining distributions would be treated as a capital gain. To requalify as a RIC, in addition to the other requirements discussed above, the Fund would be required to distribute all of its previously undistributed earnings attributable to the period that the Fund failed to qualify as a RIC by the end of the first year that the Fund intends to requalify as a RIC. If the Fund fails to requalify as a RIC for a period greater than two taxable years, the Fund may be subject to regular corporate-level U.S. federal income tax on any net built-in gains concerning certain of its assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized concerning such assets if we had been liquidated) that the Fund elects to recognize on requalification or when recognized over the next five years.

Certain ERISA Matters

Because the Fund is registered as an investment company under the Investment Company Act, the Fund’s assets will not be considered to be “plan assets” under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Neither the Adviser nor the Trustees will be considered fiduciaries of any shareholder under ERISA.

Certain Fund Service Providers

Administrator, Transfer Agent, and Accounting Agent

The Fund has entered into an Administration and Fund Accounting Agreement with Trailmark Fund Solutions (the Administrator) under which the Administrator performs certain administration and accounting services for the Fund, including, among other things, customary fund accounting services (including computing the Fund’s NAV), customary transfer agency services, and assisting the Fund with regulatory filings, tax compliance, and other oversight activities. The Administrator also serves as the Fund’s dividend reinvestment agent under the Fund’s dividend reinvestment plan. See “Dividend Reinvestment Plan” above. For its fund accounting, transfer agency, regulatory and legal administrative services, and tax preparation, compliance, and reporting services, the Fund pays the Administrator the greater of a minimum fee or fees based on the annual net assets of the Fund plus out-of-pocket expenses.

The Administrator’s principal business address is 3000 Auburn Drive, Suite 410, Beachwood, OH 44122.

Custodian

Fifth Third Bank N.A. serves as the custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories, and clearing agencies by the requirements of Section 17(f) of the Investment Company Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency, or omnibus customer account of such custodian. Fifth Third Bank N.A.’s principal business address is 38 Fountain Square Plaza, Cincinnati, OH 45202.

Independent Registered Public Accounting Firm

Crowe LLP, located at 225 West Wacker Drive, Suite 2600, Chicago, IL 60606-1224, serves as the Fund’s independent registered public accounting firm.

Legal Counsel

Certain legal matters concerning the Shares will be passed upon for the Fund by FinTech Law, LLC, located at 6224 Turpin Hills Drive, Cincinnati, Ohio 45244, which also serves as legal counsel to the Fund.

STATEMENT OF ADDITIONAL INFORMATION

July 29, 2026

CONNETIC VENTURE CAPITAL ACCESS FUND

Class I Shares (VCAFX) of Beneficial Interest

Principal Executive Offices

910 Madison Avenue, Covington, KY 41011

844-434-6483

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the Class I prospectus of Connetic Venture Capital Access Fund (the “Fund” or the “Trust”), dated July 29, 2026, (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all the information a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement before purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 844-434-6483 or visiting vcafx.com. Information on the website is not incorporated herein by reference. The Fund’s filings with the SEC are also available to the public on the SEC’s website at https://www.sec.gov. Copies of these filings may be obtained after paying a duplicating fee by electronic request at the following email address: publicinfo@sec.gov.

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, diversified, closed-end management investment company operated as an interval fund. The Fund was organized as a Delaware statutory trust on September 11, 2023. The Fund’s principal office is located at c/o Connetic RIA LLC, 910 Madison Avenue, Covington, KY 41011, and its telephone number is 844-434-6483. The Fund’s investment objective and principal investment strategies and the principal risks associated with the Fund’s investment strategies are outlined in the Prospectus. The Fund acquired all of the assets and liabilities of 908 Investments LLC (the “Predecessor Fund”), a private fund that was converted into the Fund, in a tax-free reorganization on October 2, 2024 (the “Reorganization”). In connection with the Reorganization, interests in the Predecessor Fund were exchanged for Class I shares of the Fund. The Predecessor Fund had an investment objective and strategies that were, in all material respects, the same as those of the Fund and were managed in a manner that, in all material respects, complied with the investment guidelines and restrictions of the Fund. The Adviser managed the Predecessor Fund.

Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable, and fully transferable when issued and have no pre-emptive or conversion rights. Fractional shares have the same rights, including voting rights, as are provided for a full share.

The Fund currently offers one share class, Class I shares. The Board of Trustees of the Fund (the “Board” or the “Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to generate long-term capital appreciation primarily through an actively managed portfolio that exposes investors to private venture capital investments.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For this SAI, “the majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1)	Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33 1/3% of the value of the Fund’s total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, temporary liquidity, or to finance repurchases of its shares.

(2)	Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33 1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

1

(3)	Purchase securities on margin but may sell securities short and write call options.

(4)	Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(5)	Invest more than 25% of the market value of its assets in the securities of companies or entities engaged in any one industry except the technology industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities, or investments in investment companies that primarily invest in such securities. Under normal circumstances, the Fund invests over 25% of its assets in the securities of companies or entities in the technology industry as defined by the Bloomberg Industry Classification Standard (particularly software companies).

(6)	Purchase or sell commodities, commodity contracts, including commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7)	Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this restriction shall not prevent the Fund from investing in securities of companies engaged in the real estate business or securities or other instruments backed by real estate or mortgages), or commodities or commodity contracts.

(8)	Make loans to others, except (a) through the purchase of debt securities per its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities.

Other Fundamental Policies

(1)	In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of the shares outstanding at net asset value (“NAV”) less any repurchase fee unless suspended or postponed per regulatory requirements. Each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th is not a business day.

Non-Fundamental Policies

If a restriction on a Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or a change in the average duration of a Fund’s investment portfolio, resulting from changes in the value of a Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

2

In determining the exposure of a Fund to a particular industry or group of industries for purposes of the fundamental investment restriction on concentration, the Fund currently uses as defined by the Bloomberg Industry Classification Standard (particularly software companies) (BICS) to classify industries.

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund invests in securities that provide exposure to private venture capital investments. The Fund will seek to achieve its investment objective through investing primarily in equity securities (e.g., common stock, preferred stock, and equity-linked securities convertible into equity securities) of private, operating growth companies (“Portfolio Companies”). For liquidity management or in connection with the implementation of changes in asset allocation or when identifying private investments for the Fund during periods of large cash inflows or otherwise for temporary defensive purposes, the Fund may hold a substantial portion of its assets in cash or cash equivalents, liquid fixed-income securities and other credit instruments, publicly traded equity securities, mutual funds, money market funds, and exchange-traded funds. No assurance can be given that any or all investment strategies or the Fund’s investment program will be successful. The Fund’s investment adviser is Connetic RIA LLC dba Connetic Ventures (the “Adviser”). The Adviser is responsible for allocating the Fund’s assets among various securities using its investment strategies, subject to policies adopted by the Board. Additional information regarding the types of securities and financial instruments is set forth below.

Foreign Securities

The Fund may invest, directly or indirectly, in non-U.S. infrastructure companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less publicly available information about a foreign company than a U.S. company. Foreign companies generally are not subject to accounting, auditing, and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Emerging Markets Securities

The Fund may invest, directly or indirectly, in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur after investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on certain emerging market countries’ economies and securities markets.

Certain emerging markets limit or require governmental approval before foreign persons make investments. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on the repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

3

Additional risks of emerging markets securities may include (i) greater social, economic, and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging technique, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Money Market Instruments

The Fund may invest, for defensive or diversification purposes or otherwise, some or all of its assets in high-quality fixed-income securities, money market instruments, and money market mutual funds or hold cash or cash equivalents in such amounts as the Fund or the Adviser deems appropriate under the circumstances. The allocation of the offering proceeds is pending, and after that, from time to time, the Fund may invest in these instruments and other investment vehicles. Money market instruments are high-quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less. They may include U.S. Government securities, commercial paper, certificates of deposit, and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”) and repurchase agreements.

Special Investment Techniques

The Fund may use a variety of special investment instruments and techniques to hedge against various risks or other factors and variables that may affect the values of the Fund’s portfolio securities. The Fund may employ different techniques over time as new instruments and techniques are introduced or due to regulatory developments. Some special investment techniques the Fund may use may be speculative and involve a high risk, even when used for hedging purposes. A hedging transaction may not perform as anticipated, and the Fund may suffer losses due to its hedging activities.

Derivatives

The Fund may engage in transactions involving options, futures, and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk or change the character of the risk to which the portfolio is exposed.

A small investment in derivatives could substantially impact the Fund’s performance. The market for many derivatives is or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid price changes for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments or if the Fund could not liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may use options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter (“OTC”) market or negotiated directly with counterparties. In cases where instruments are purchased OTC or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid, so closing out a position might not be easy.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call options for both hedging purposes and to pursue the Fund’s investment objectives. A put option gives the purchaser of the option the right to sell and obligates the writer to buy the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser the right to buy. It obligates the writer to sell the underlying security at a stated price at any time before the option expires.

4

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might also expose the Fund to other risks. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

When writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the previously written option. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will realize a profit or loss. To close out a position as an option purchaser, the Fund would liquidate the position by selling the previously purchased option.

The use of derivatives subject to regulation by the Commodity Futures Trading Commission (the “CFTC”) by the Fund could cause the Fund to be a commodity pool, requiring the Fund to comply with certain rules of the CFTC. However, the Fund intends to conduct its operations to avoid regulation as a commodity pool. The CFTC eliminated limitations on futures trading by certain regulated entities, including registered investment companies, and consequently, registered investment companies may engage in unlimited futures transactions and options thereon provided that the investment manager to such company claims an exclusion from regulation as a commodity pool operator. If the Fund were to use derivatives subject to regulation by the CFTC in connection with its management of the Fund, the Adviser would claim such an exclusion from registration as a commodity pool operator under the Commodity Exchange Act (“CEA”). Therefore, it would not be subject to the registration and regulatory requirements of the CEA.

Successful use of futures is also subject to the Adviser’s ability to predict movements in the relevant market correctly. To the extent that a transaction is entered into for hedging purposes, successful use is also subject to the Adviser’s ability to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell futures contracts for the stock index. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract’s last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell a specific debt security amount at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the OTC market for hedging or speculative purposes. A stock index fluctuates with changes in the market values of the stocks included. Accordingly, the successful use of options on stock indexes will be subject to the Adviser’s ability to correctly evaluate movements in the stock market generally or of a particular industry or market segment.

Swap Agreements. The Fund may enter into various swap agreements, including equity, interest rate, and index swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund’s investment objectives and policies. Swap agreements are contracts between two parties (primarily institutional investors) that last from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated concerning a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate in a particular foreign currency, or a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels.

5

Generally, the Fund’s obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund’s risk of loss consists of the net amount of payments it is entitled to receive.

Government Regulation of Derivatives. It is possible that government regulation of various types of derivative instruments, including futures and swap agreements, may limit or prevent the Fund from using such instruments as a part of its investment strategy and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to predict fully the effects of legislation and regulation in this area, but the effects could be substantial and adverse.

The futures markets are subject to comprehensive statutes, regulations, and margin requirements. The SEC, the CFTC, and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading.

The regulation of swaps and futures transactions in the U.S., the European Union, and other jurisdictions is a rapidly changing area of law. It is subject to modification by government and judicial action. There is a possibility of future regulatory changes altering, perhaps to a material extent, the nature of an investment in the Fund or the ability of the Fund to continue to implement its investment strategies.

Under recently adopted rules and regulations, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) must be centrally cleared, and additional types of swaps may be required to be centrally cleared in the future. In a transaction involving those swaps (“cleared derivatives”), the Fund’s counterparty is a clearing house rather than a bank or broker. Since the Fund is not a member of a clearing house and only clearing members can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives transactions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through its accounts at clearing members. Clearing members guarantee the performance of their clients’ obligations to the clearing house.

In addition, U.S. regulators, the European Union, and certain other jurisdictions have adopted minimum margin and capital requirements for uncleared OTC derivatives transactions. These regulations are expected to have a material impact on the Fund’s use of uncleared derivatives. These rules will impose minimum margin requirements on derivatives transactions between the Fund and its swap counterparties and may increase the amount of margin the Fund must provide. They will impose regulatory requirements on the timing of transferring margin, which may accelerate the Fund’s current margin process. They will also effectively require changes to typical derivatives margin documentation. Such requirements could increase the margin the Fund needs to provide in connection with uncleared derivatives transactions, making such transactions more expensive.

The regulation of the derivatives markets has increased over the past several years, and additional future regulation of the derivatives markets may make derivatives more costly, limit the availability or reduce the liquidity of derivatives, or otherwise adversely affect the value or performance of derivatives. For instance, in October 2020, the SEC adopted Rule 18f-4 under the 1940 Act, which regulates a registered investment company’s use of derivatives, short sales, reverse repurchase agreements, and certain other instruments. Under Rule 18f-4, a fund’s derivatives exposure is limited through a value-at-risk test and requires the adoption and implementation of a derivatives risk management program for certain derivatives users. However, subject to certain conditions, funds that do not invest heavily in derivatives may be deemed limited derivatives users (as defined in Rule 18f-4) and would not be subject to the full requirements of Rule 18f-4. In connection with the adoption of Rule 18f-4, the SEC also eliminated the asset segregation and cover framework arising from prior SEC guidance for covering derivatives and certain financial instruments, as discussed herein. Rule 18f-4 could limit the Fund’s ability to engage in certain derivatives and other transactions or increase the costs of such transactions, which could adversely affect the value or performance of the Fund.

6

Short Sales

A short sale is a transaction in which a party sells a security it does not own or have the right to acquire (or that it owns but does not wish to deliver) in anticipation that the market price of that security will decline. When a party makes a short sale, the broker-dealer through which the short sale is made must borrow the security sold short and deliver it to the party purchasing the security. The party is required to make a margin deposit in connection with such short sales; the party may have to pay a fee to borrow particular securities and will often be obligated to pay over any dividends and accrued interest on borrowed securities. If the price of the security sold short increases between the short sale and the time the party covers the short position, the party will incur a loss; conversely, if the price declines, the party will realize a capital gain. Any gain will be decreased, and the abovementioned transaction costs will increase any loss.

When-Issued, Delayed Delivery, and Forward Commitment Securities

The Fund may purchase securities on a forward commitment, when issued or delayed delivery, to reduce the risk of changes in securities prices and interest rates. This means that delivery and payment occur several days after the commitment to purchase. The payment obligation and the interest rate receivable concerning such purchases are determined when the Fund enters into the commitment. Still, the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if deemed advisable, sell the securities after committing to a purchase but before delivery and settlement.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public’s perception of the issuer’s creditworthiness and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery occurs may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the Fund’s net assets. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss. The Fund will rely on Rule 18f-4(f) exemption when purchasing when-issued and forward commitment securities if certain conditions are met.

Credit Facilities

The Fund may enter into secured bank lines of credit (the “Credit Facilities”) for investment purchases and other liquidity requirements subject to the limitations of the 1940 Act for borrowings. As collateral for the Credit Facilities, the Fund grants the Banks a first-position security interest in and lien on securities of any kind or description held by the Fund in the collateral accounts.

Market Volatility

The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. The value of a security or other instrument may decline due to changes in general market conditions, economic trends, or events that are not specifically related to the issuer of the security or other instrument or factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates generally do not have the same impact on all types of securities and instruments.

Operational and Cybersecurity Risk

The Fund, its service providers, and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to various threats or risks that could adversely affect the Fund and its shareholders.

7

For instance, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of, or prevent access to these systems or data within them, whether systems of the Fund, the Fund’s service providers, counterparties, or other market participants. Power or communication outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic), and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data.

With the increased use of technologies like the Internet and the dependence on computer systems to perform necessary business functions, investment companies such as the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. Cyber-attacks generally result from deliberate attacks, but unintentional events may have effects similar to those caused by cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information, and causing operational disruption. Successful cyber-attacks against, or security breakdowns of, the Fund or its advisers, custodians, fund accountants, fund administrators, transfer agent, pricing vendors, or other third-party service providers may adversely impact the Fund and its shareholders. For instance, cyber-attacks may interfere with the processing of shareholder transactions, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, and subject the Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and additional compliance costs. The Fund may also incur substantial cybersecurity risk management costs to guard against future cyber incidents. While the Fund or its service providers may have established business continuity plans and systems designed to guard against such cyber-attacks or adverse effects of such attacks, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified, in large part because different unknown threats may emerge in the future. Similar cybersecurity risks are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers and may cause the Fund’s investment in such securities to lose value. In addition, cyber-attacks involving a counterparty to the Fund could affect its ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. The Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Fund counterparties, issuers in which the Fund invests, or securities markets and exchanges.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct, and operation of the Fund’s business. The Board exercises the same powers, authority, and responsibilities on behalf of the Fund, which are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board per the Agreement and Declaration of Trust and the Trust’s By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request. The Board consists of four individuals, one of whom is an “interested person” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Interested Trustees”) and three of whom are not deemed to be “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust’s distributor (“Independent Trustees”). Under the Trust’s Governing Documents, the Trustees shall elect officers, including a President, a Secretary, a Treasurer, a Principal Executive Officer, and a Principal Accounting Officer. The Board retains the power to conduct, operate, and carry on the business of the Trust. It has the power to incur and pay any expenses which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust’s purposes. When acting in such capacities, the Trustees, officers, employees, and agents of the Trust shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties.

Board Leadership Structure

David Hyland is the Chairman of the Board. Under the Trust’s Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies, including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings. The Trust believes that its Chairman, the Chair of the Audit Committee, the Chair of the Nominating and Governance Committee, and, as an entity, the full Board provide effective leadership in the best interests of the Trust and each shareholder.

8

Board Risk Oversight

The Board has established an independent Audit Committee and an independent Nominating and Governance Committee, each with a separate chair. The Board is responsible for overseeing risk management, and the full Board regularly engages in risk management discussions and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibility. The Nominating and Governance Committee assists the Board in adopting fund governance practices and meeting certain “fund governance standards.” Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain, where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Generally, the Trust believes that each Trustee is competent to serve because of their overall merits, including (i) experience, (ii) qualifications, (iii) attributes, and (iv) skills. In this regard, the Board has considered the following specific experience, qualifications, attributes, and/or skills for each Trustee:

Dr. Hyland

Dr. Hyland has been a professor of finance at Xavier University for twenty years. He holds a Ph.D. (Finance, Economics minor) from the Ohio State University and is a Certified Public Accountant. His teaching specialties include investments, derivatives, financial modeling, and corporate finance. His research has been published in journals such as Financial Management and Financial Analyst Journal. He also has previous experience on the board of trustees of other closed-end management investment companies operating as interval funds.

Mr. Schweier

Mr. Schweier has more than 40 years’ experience advising private and family businesses, specializing in corporate and individual taxation. He is the executive director of the family office for a Cincinnati-based ultra-high net worth family. Prior to June 2025, for 40 years he was a Shareholder of Clark Schaefer Hackett & Co., a business advisory and accounting firm. He is a Certified Public Accountant. He also previously held board of director positions with several nonprofit organizations.

Mr. Foley

Mr. Foley retired from The Kroger Co. in June 2025. He was named Senior Vice President and Interim Chief Financial Officer at The Kroger Co. in March 2024. Prior to that, he served as Group Vice President, Interim Chief Financial Officer and Corporate Controller from February 2024 to March 2024. Prior to that, he served as Group Vice President and Corporate Controller from October 2021 to February 2024. From April 2017 to September 2021, Mr. Foley served as Vice President and Corporate Controller. Before that, he held several leadership roles, including Vice President and Treasurer, Assistant Corporate Controller, and Controller of Kroger’s Cincinnati/Dayton division. Mr. Foley began his career with Kroger in 2001 as an audit manager in the Internal Audit Department after working for PricewaterhouseCoopers in various roles, including senior audit manager.

Mr. Zapp	Mr. Zapp has 25 years’ experience in financial services, including investment advisory services and venture capital. He co-founded Connetic Ventures in 2015. In Connetic’s private market funds, he oversaw as a member of the investment committee over 150 transactions, including multiple exits. Mr. Zapp began his career at Fidelity Investments as a trader and, in 2004, co-founded his first company, a federally registered investment advisor, which he grew to $500 million in AUM prior to exiting in 2014. Mr. Zapp has held various licenses and credentials over the years and is currently a Certified Financial Planner®.

9

Each Trustee’s ability to perform his duties effectively has also been enhanced by his educational background and professional training. The Trust does not believe any one factor is determinative in assessing a Trustee’s qualifications but that the collective experience of each Trustee makes them highly qualified.

A list of the Trustees and executive officers of the Trust and their principal occupation and other directorships over the last five years are shown below. Unless otherwise noted, the address of each Trustee and Officer is 910 Madison Avenue, Covington, KY 41011.

Name, Age and Address	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During the Past 5 Years
Independent Trustees
David Hyland Year of Birth: 1963	Independent Trustee, Chairman	Since 1/24	Professor, Xavier University (since 2004); Director, Freedom Baseball Club (since 2019).	1	FEG Absolute Access Fund LLC and FEG Absolute Access Fund I LLC (2010 – 2023)
Anthony Schweier Year of Birth: 1962	Independent Trustee	Since 1/24	Executive Director, Single Family Office, Private Business (since June 2025); Shareholder, Clark Schaefer Hackett & Co. (business advisory and accounting firm), (1985 – June 2025)	1	None
Todd Foley Year of Birth: 1969	Independent Trustee	Since 1/24	Retired (since June 2025); Interim Chief Financial Officer (February 2024 – June 2025); Group Vice President and Corporate Controller (since 2017), The Kroger Co.	1	None
Interested Trustees
Brad Zapp Year of Birth: 1977	Trustee, President	Since 2/25	President and Portfolio Manager, Connetic RIA LLC (2025 – Present); Portfolio Manager, Senior Vice President, Connetic RIA LLC (2023 – 2025); Chief Financial Officer, Connetic Ventures Holdings Inc./Wendal Inc. (2015 – 2023); Executive Vice President, Wendal Inc. (2023 – Present); Chief Executive Officer, Connetic Ventures Holdings Inc/ Connetic Ventures LLC/ Wendal Inc. (2015 – 2022).	1	None

10

Name, Age and Address	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During the Past 5 Years
Other Officers
Chris Hjelm Year of Birth: 1988	Vice President	Since 1/24	Senior Vice President and Head of Ventures Investments (2023 – Present); Partner and Venture Investor (2019 – 2023); Principal and Head of Data (2018 – 2019), Connetic Ventures Holdings Inc.
Rob Silva Year of Birth: 1966	Treasurer and Principal Financial Officer	Since 1/24	Managing Director, Trailmark Fund Solutions (2023 – Present); Director of Fund Administration, Impax Asset Management LLC (2014 – 2023); Director of Fund Administration, Pax Ellevate Management LLC (2014 – 2021).
Danielle Kulp Year of Birth: 1981	Secretary	Since 7/25 and from 1/24 through 9/24	Director of Legal Administration, Fintech Law, LLC (2023 – Present), Senior Consultant, Fund Governance Solutions, The Northern Trust Company (2022 - 2023); Paralegal, Strauss Troy Co., LPA (2020 - 2022).
Brian McDermott Year of Birth: 1982	Assistant Treasurer	Since 2/26	Chief Financial Officer, Wendal Inc. (2023 - Present); Chief Financial Officer, Freedom IOT LLC (2020 – 2023).
Matthew Swendiman Year of Birth: 1973	Chief Compliance Officer	Since 11/25	President and Chief Executive Officer, Key Bridge Compliance, LLC (2019 – Present); President and Chief Executive Officer, JCM Financial Services Consulting, LLC (2018-Present); Chairman and Co-Founder, F/m Investments, LLC (2019-2023); President, F/m Funds (2022-2023).

11

Name, Age and Address	Position held with Funds or Trust	Length of Time Served*	Principal Occupation During the Past 5 Years
Brandon Byrd Year of Birth: 1981	Anti-Money Laundering Compliance Officer	Since 1/24	Managing Director, Trailmark Fund Solutions (2022-Present); Director of Transfer Agency, M3Sixty Administration, LLC (2001-2021).
*	The term of office for each Trustee and officer listed above will continue indefinitely.

Board Committees

The Board has established two standing committees: the Audit Committee and the Nominating and Governance Committee.

Audit Committee

The Board has an Audit Committee that consists of all the Independent Trustees. The Audit Committee’s responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust’s independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust’s financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust’s independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor’s independence; and (v) considering the comments of the independent auditors and management’s responses thereto with respect to the quality and adequacy of the Trust’s accounting and financial reporting policies and practices and internal controls. The Audit Committee operates under an Audit Committee Charter. The Audit Committee met three times during the fiscal year ended March 31, 2026.

Nominating and Governance Committee

The Board has a Nominating and Governance Committee comprising all the Independent Trustees. The Nominating and Governance Committee assists the Board in adopting fund governance practices and meeting certain fund governance standards. The Nominating and Governance Committee operates under a Nominating and Governance Committee Charter. The Nominating and Governance Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as needed. The Nominating and Governance Committee generally will consider shareholder nominees to the extent required under rules under the 1934 Act. The Nominating and Governance Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that are required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders. Additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating and Governance Committee. The Nominating and Governance Committee meets to consider nominees as necessary or appropriate. The Nominating and Governance Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. The Nominating and Governance Committee met once during the fiscal year ended March 31, 2026.

12

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2025 and stated as one of the following ranges: A = None; B = $1-$10,000; C = 10,001-$50,000; D - $50,001-100,000; and E = over $100,000.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by a Trustee in the Family of Investment Companies
David Hyland	C	C
Tony Schweier	C	C
Todd Foley	C	C
Brad Zapp	E	E

Compensation

Each “non-interested” receives an annual retainer of $12,000, paid quarterly, and reimbursement for any reasonable expenses incurred attending the meetings. The Chair of the Audit Committee receives an additional $5,000 annually. None of the executive officers, except the Chief Compliance Officer, receive compensation from the Fund. Certain Trustees and officers of the Fund are also officers of the Adviser and are not paid by the Fund for serving in such capacities.

The table below details the amount of compensation the Trustees were paid during the most recent fiscal year. The Trust does not have a bonus, profit sharing, pension, or retirement plan.

Name of Trustee	Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
David Hyland	$12,000	None	None	$12,000
Tony Schweier	$17,000	None	None	$17,000
Todd Foley	$12,000	None	None	$12,000
Brad Zapp	None	None	None	None

CODES OF ETHICS

The Fund, the Adviser, and the Distributor have adopted a code of ethics (the “Code of Ethics”) under Rule 17j-1 of the 1940 Act. Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices concerning the purchase or sale of securities by covered personnel in their personal accounts. The Codes of Ethics permit covered personnel, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Covered personnel may engage in personal securities transactions, subject to certain restrictions, and must report their personal securities transactions for monitoring purposes. The Code of Ethics for the Fund and the Adviser are included as exhibits to the registration statement of which the Statement of Additional Information is incorporated. In addition, the Code of Ethics of the Adviser is available on the EDGAR database on the SEC’s website at http://www.sec.gov. Shareholders may also obtain copies of the Code of Ethics of the Adviser after paying a duplicating fee by electronic request at the following e-mail address: publicinfo@sec.gov.

13

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) on behalf of the Trust, which delegates the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Proxy Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Proxy Policies also require the Adviser to present to the Board, at least annually, the proxy voting policies of the Adviser and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Distributor or any affiliated person of the Distributor, or any affiliated person of the Trust and the Fund or its shareholder’s interests, the Advisers will resolve the conflict by voting by the policy guidelines or at the Trust’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received promptly, the designated party will abstain from voting. The Proxy Voting Policies and Procedures of the Fund and the Adviser are attached to this SAI as Appendix A and Appendix B, respectively.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 844-434-6483; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures is also available by calling toll-free at 844-434-6483 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. As of July 6, 2026, the Trustees and officers as a group owned 2.1% of the outstanding shares of the Fund. As of July 6, 2026, the name, address, and percentage of ownership of each entity or person that owned of record or beneficially 5% or more of the outstanding shares of the Fund are as follows:

Name and Address	Percentage Owned
St. Elizabeth Healthcare Long-Term Operating Fund Edgewood, KY	6.16%
Wendal Inc. Covington, KY	5.65%

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Connetic RIA LLC, located at 910 Madison Avenue, Covington, KY 41011, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Kentucky limited liability company that was formed and commenced operations in 2023. The Adviser is wholly-owned by Wendal Inc.

Under the general supervision of the Board, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and will determine which securities should be purchased, sold, or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment, and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities, and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Advisory Agreement a monthly management fee computed at the annual rate of 1.90% of the daily net assets. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

14

During the following fiscal years or periods, the Funds paid the following amounts to the Adviser, of which the Adviser waived the amounts set forth in the table below:

Fiscal Year Ended/ Period	Advisory Fee	Waiver
March 31, 2026	$810,351	$205,046
October 3, 2024 – March 31, 2025	$355,703	$172,375

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (excluding any taxes, interest, shareholder services fees pursuant to a shareholder services plan, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs), to the extent that they exceed 2.65% per annum of the Fund’s average daily net assets attributable to Class I shares (the “Expense Limitation”). The Adviser is entitled to seek reimbursement from the Fund of management fees waived and/or Fund expenses paid or reimbursed by the Adviser for a period ending three years after such waiver, payment, or reimbursement, provided the repayments do not cause the Fund’s Operating Expenses to exceed the expense limitation in place at the time the management fees were waived and/or the Fund expenses were paid or reimbursed, or any expense limitation in place at the time the Fund would repay the Adviser, whichever is lower. The Expense Limitation Agreement will remain in effect, at least until July 31, 2027, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days' written notice to the Adviser. After July 31, 2027, the Expense Limitation Agreement may be renewed at the Adviser’s discretion.

Conflicts of Interest

The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as, in their judgment, is necessary and appropriate. Set out below are practices that the Adviser follows.

Participation in Investment Opportunities

Directors, principals, officers, employees, and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees, and affiliates of the Adviser or by the Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

PORTFOLIO MANAGERS

Brad Zapp. President of the Adviser since 2025. He previously serviced as Senior Vice President and Head of Strategy and Marketing from 2023-2025. Mr. Zapp co-founded Connetic Ventures in 2015. In Connetic’s private market funds, he oversaw as a member of the investment committee over 150 transactions, including multiple exits. Mr. Zapp began his career at Fidelity Investments as a trader and, in 2004, co-founded his first company, a federally registered investment advisor, which he grew to $500 million in AUM prior to exiting in 2014. Mr. Zapp has held various licenses and credentials over the years and is currently a Certified Financial Planner®.

15

Chris Hjelm. Senior Vice President, Head of Venture Investing of the Adviser since 2023. Mr. Hjelm joined Connetic Ventures Inc., an affiliate of the Adviser, in 2018 as Senior Vice President and Head of Venture Investing and has led investments in over 100 early-stage venture capital investments. Prior to joining the Adviser, Mr. Hjelm was the founder and Chief Investment Officer of Mint Capital Group, LLC, a high-frequency trading fund.

As of March 31, 2026, Mr. Zapp and Mr. Hjelm were responsible for the management of the following types of accounts in addition to the Fund:

Portfolio Manager	Type of Accounts	Total Number of Other Accounts Managed	Total Assets of Other Accounts Managed	Number of Accounts Managed with Advisory Fee Based on Performance	Total Assets of Accounts Managed with Advisory Fee Based on Performance
Brad Zapp	Registered Investment Companies	0	$0	0	$0
	Other Pooled Investment Vehicles	1	$450,000	0	$0
	Other Accounts	0	$0	0	$0
Chris Hjelm	Registered Investment Companies	0	$0	0	$0
	Other Pooled Investment Vehicles	1	$450,000	0	$0
	Other Accounts	0	$0	0	$0

Because the Portfolio Managers may manage assets for other registered investment companies (“Client Accounts”) or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, affiliates of the Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee the Adviser receives from the Fund. In those instances, a portfolio manager may have an incentive to favor the Client Accounts over the Fund. Notwithstanding the difference in principal investment strategies between the Fund and the Client Accounts, the Adviser has various policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

As of March 31, 2026, Mr. Zapp and Mr. Hjelm owned the following amounts in the Fund:

Portfolio Manager	Dollar Range of Equity Securities Owned
Brad Zapp	$500,001 - $1,000,000
Chris Hjelm	$100,001 - $500,000

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by either (i) the Portfolio Managers, who are employees of the Adviser or (ii) members of the Investment Committee, who are employees of the Adviser. Both the Adviser and the Adviser are authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund and the Adviser for the Fund’s use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility, and responsiveness.

16

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research, and other services to other accounts over which the Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund.

During the following fiscal years or period, the Fund paid total brokerage commissions set forth in the table below:

Fiscal Year Ended/ Period	Brokerage Commissions
March 31, 2026	$17,778
October 3, 2024 – March 31, 2025	$3,556

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as a regulated investment company under Subchapter M of the Code, which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest, with fewer expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and, therefore, should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made monthly, and net capital gain will be made after the end of each fiscal year and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

17

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income, and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income, or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund’s ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

18

Taxation of Foreign Shareholders

Because of the fact-specific impact of the applicable U.S. tax rules and their interaction with tax treaties, a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”) as defined in the Code are urged to consult their own tax advisor regarding the U.S. federal tax consequences of the holding, sale, exchange or other disposition of the Fund’s shares. The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Generally, a foreign shareholder will be subject to U.S. federal income tax on distributions received from the Fund or upon dispositions of Shares if the Fund is “effectively connected” with a U.S. trade or business carried on by the foreign shareholder.

Income Not Effectively Connected. If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income may be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the foreign shareholder), which tax generally is withheld from such distributions by the Fund. All foreign shareholders should consult their tax advisors to determine the appropriate tax forms to provide to the Fund to claim a reduced rate or exemption from U.S. federal withholding taxes, and the proper completion of those forms.

Capital gain dividends and any amounts retained by the Fund that are properly reported by the Fund as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or applicable lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.

Notwithstanding the foregoing, properly reported dividends generally are exempt from U.S. withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% equity holder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing the correct IRS Form W-8). In the case of Fund shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. If a repurchase of a shareholder’s shares by the Fund does not qualify for sale or exchange treatment, the shareholder may, in connection with such repurchase, be treated as having received, in whole or in part, a taxable dividend, a tax-free dividend, or capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the shareholder’s tax basis in the relevant Fund shares repurchased. If the repurchase qualifies as a sale or exchange, the shareholder generally will realize capital gain or loss equal to the difference between the amount received in exchange for the repurchased shares and the adjusted tax basis of those shares.

Any capital gain that a foreign shareholder realizes upon a repurchase of Fund shares or otherwise upon a sale or exchange of Fund shares will ordinarily be exempt from U.S. tax unless (i) in the case of a foreign shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Fund shares and the five-year period ending on the date of the disposition of those shares, the Fund was a “United States real property holding corporation” (as such term is defined in the Code) and the foreign shareholder actually or constructively held more than 5% of the Fund’s shares.

19

Income Effectively Connected. If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund that are reported by the Fund as undistributed capital gains, and any gains realized upon the sale or exchange of Fund shares will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations, and such taxable amounts may subject a foreign shareholder to U.S. tax filing obligations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions and repurchase proceeds that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate), unless the foreign shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

FATCA. Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by a Fund and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. A Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of a Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

20

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund’s shares.

A brief explanation of the form and character of the distribution accompanies each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state, local, and foreign tax law in light of their particular situation.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Administrator, Transfer Agent, and Accounting Agent

Gryphon 17, LLC (d/b/a Trailmark Fund Solutions) (the “Administrator”), located at 3000 Auburn Drive, Suite 410, Beachwood, OH 44122, provides administration, fund accounting and transfer agency services to the Fund and supplies certain officers to the Fund, including a Principal Financial Officer pursuant to a fund services agreement between the Administrator and the Fund. For its services as administrator, transfer agent, and accounting agent, the Fund pays Administrator the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

The Fund paid the Administrator the amounts set forth in the table below for its services.

Fiscal Year/Period Ended	Administration Fee
March 31, 2026	$88,527
March 31, 2025	$40,551

The Fund has adopted a Shareholder Services Plan on behalf of its Class I shares to pay for shareholder support services from the Fund’s assets pursuant to a shareholder services agreement in an amount not to exceed 0.15% of the average daily net assets of the Fund attributable to the Class I shares. Under the plan, the Fund may pay shareholder servicing fees to shareholder servicing agents who have entered into written shareholder servicing agreements with the Fund and perform shareholder servicing functions and maintenance of shareholder accounts on behalf of the Class’s shareholders. Such services include: (1) establishing and maintaining accounts and records relating to shareholders who invest in the class; (2) aggregating and processing purchase and redemption requests and transmitting such orders to the transfer agent; (3) providing shareholders with a service that invests the assets of their accounts in shares of the Fund pursuant to specific or pre-authorized instructions; (4) processing dividend and distribution payments from the Fund on behalf of shareholders; (5) providing information periodically to shareholders as to their ownership of shares or about other aspects of the operations of the Fund; (6) responding to shareholder inquiries concerning their investment; (7) providing sub-accounting with respect to shares of the Fund beneficially owned by shareholders or the information necessary for sub-accounting; (8) forwarding shareholder communications (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices); and (9) providing similar services as may reasonably be requested.

21

Distributor

Foreside Financial Services, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (d/b/a ACA Group) 190 Middle Street, Suite 301, Portland, ME 04101, is serving as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares on a commercially reasonable efforts basis, subject to various conditions. The Distributor may retain additional broker-dealers and other financial intermediaries (each a “Selling Agent”) to assist in the distribution of Shares and Shares are available for purchase through these Selling Agents or directly through the Distributor. Generally, Shares are only offered to investors that are U.S. persons for U.S. federal income tax purposes.

Legal Counsel

FinTech Law, LLC, 6224 Turpin Hills Drive, Cincinnati, Ohio 45244, acts as legal counsel to the Fund.

Custodian

Fifth Third Bank N.A. (the “Custodian”) serves as the primary custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian is located at 38 Fountain Square Plaza, Cincinnati, OH 45202.

Independent Registered Public Accounting Firm

Crowe LLP, located at 225 West Wacker Drive, Suite 2600, Chicago, IL 60606-1224, serves as the Fund’s independent registered public accounting firm.

Financial Statements

The Fund’s audited financial statements for the fiscal year ended March 31, 2026, appearing in the Annual Report, are incorporated herein by reference and made a part of this document. Copies of the Fund’s Annual Report and Semi-Annual Report, when available, may be obtained, free of charge, by calling the Fund at 844-434-6483, or by downloading a copy at vcafx.com. You may also obtain the Annual Report or Semi-Annual Report, as well as other information about the Fund, from the EDGAR database on the SEC’s website at www.sec.gov.

22

APPENDIX A

CONNETIC VENTURE CAPITAL ACCESS FUND

Proxy Voting Policy

Pursuant to rules established by the Securities and Exchange Commission (the “Commission”), under the Investment Company Act of 1940, as amended, the Board of Trustees of the Fund have adopted the following formal, written guidelines for proxy voting by the Fund. The Board of Trustees oversees voting policies and decisions for the Fund.

The Fund exercises its proxy voting rights with regard to the companies in the Fund’s investment portfolio, with the goals of maximizing the value of the Fund’s investments, promoting accountability of a company’s management and board of directors to its shareholders, aligning the interests of management with those of shareholders, and increasing transparency of a company’s business and operations. The Fund will consider these goals when exercising its responsibilities when electing options presented by the companies in the Fund’s investment portfolio for corporate actions that are not subject to proxy voting. These guidelines are applicable to such corporate action elections by the Fund and any legal proceedings or class action suits pertaining to companies and their offerings in the Fund’s investment portfolios.

In general, the Board of Trustees believes that the Fund’s investment adviser (the “Adviser”), which selects the individual companies that are part of the Fund’s portfolio, is the most knowledgeable and best suited to make decisions about proxy votes. Therefore, the Fund defers to and relies on the Adviser to make decisions on casting proxy votes. In addition, the Adviser will provide support for legal proceedings, class action suits or other events pertaining to the Fund’s assets.

In some instances, the Adviser may be asked to cast a proxy vote that presents a conflict between the interests of a Fund’s shareholders, and those of the Adviser or an affiliated person of the Adviser. In such a case, the Adviser is instructed to abstain from making a voting decision and to forward all necessary proxy voting materials to the Committee of Independent Trustees of the Board of Trustees (the “Committee”) to enable the Committee to make a voting decision. When the Committee is required to make a proxy voting decision, only the Committee members without a conflict of interest with regard to the security in question or the matter to be voted upon shall be permitted to participate in the decision of how the Fund’s vote will be cast.

A copy of these Proxy Voting Policies and Procedures are available, without charge, upon request, by calling the Fund’s toll-free telephone number, and will be made available on the Commission’s website at http://www.sec.gov. The Fund will send a copy of the Fund’s Proxy Voting Policies and Procedures within three business days of receipt of a request, by first-class mail or other means designed to ensure equally prompt delivery.

A-1

Notwithstanding the forgoing, the following policies will apply to investment company shares owned by a Fund. Under Section 12(d)(1) of the Investment Company Act of 1940, as amended, (the “1940 Act”), a fund may only invest up to 5% of its total assets in the securities of any one investment company, but may not own more than 3% of the outstanding voting stock of any one investment company or invest more than 10% of its total assets in the securities of other investment companies. However, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of paragraph 12(d)(1) shall not apply to securities purchased or otherwise acquired by a fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund is not proposing to offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1½% percent. Therefore, each Fund (or the Adviser acting on behalf of the Fund) must comply with the following voting restrictions unless it is determined that the Fund is not relying on Section 12(d)(1)(F):

●	when the Fund exercises voting rights, by proxy or otherwise, with respect to any investment company owned by the Fund, the Fund will either:

o	seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or

o	vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

A-2

APPENDIX B

CONNETIC RIA LLC

PROXY VOTING AND CLASS ACTIONS

Policies and Procedures

Proxy Voting

Rule 206(4)-6 under the Advisers Act requires registered investment advisers to adopt and implement written policies and procedures reasonably designed to ensure advisers vote proxies in the best interest of their clients. The procedures must address material conflicts that may arise in connection with proxy voting. Rule 206(4)-6 further requires advisers to describe to clients their proxy voting policies and procedures and to provide copies of such policies and procedures to clients upon their request. Lastly, the Rule 206(4)-6 requires advisers to disclose how clients may obtain information on how the adviser voted their proxies.

To comply with Rule 206(4)-6, Connetic RIA LLC (“Connetic”) has adopted and implemented this Policy and the procedures described herein.

The act of managing assets of Connetic’s Clients includes the voting of proxies related to such managed assets. However, Connetic will document and abide by any specific proxy voting instructions conveyed by a Client with respect to that Client’s securities. Connetic has the fiduciary responsibility for (a) voting in a manner that is in the best interests of the Clients and (b) addressing material conflicts of interest arising from proxy proposals being voted upon. The CEO or a designee coordinates Connetic’s proxy voting process.

Rule 204-2(c)(ii) under the Advisers Act requires Connetic to maintain certain books and records associated with its proxy voting policies and procedures. Connetic’s recordkeeping obligations are described in the Maintenance of Books and Records section of this Manual. The CEO will ensure that Connetic complies with all applicable recordkeeping requirements associated with proxy voting.

Connetic has adopted the following proxy voting procedures designed to ensure that proxies are properly identified and voted, and that any conflicts of interest are addressed appropriately:

•	Connetic does not expect the Fund’s portfolio holdings to produce many proxy voting opportunities. When such opportunities exist, Connect will vote the proxies themselves, in a manner that is in the best interest of Clients.
•	Connetic will retain the following information in connection with each proxy vote:

o	The Issuer’s name;
o	The security’s ticker symbol or CUSIP, as applicable;
o	The shareholder meeting date;
o	The number of shares that Connetic voted;
o	A brief identification of the matter voted on;
o	Whether the matter was proposed by the Issuer or a security-holder;
o	Whether Connetic cast a vote;
o	How Connetic cast its vote (for the proposal, against the proposal, or abstain); and
o	Whether Connetic cast its vote with or against management.

In the event that Connetic votes the same proxy in two directions, it shall maintain documentation to support its voting (this may occur if a Client requires Connetic to vote a certain way on an issue, while Connetic deems it beneficial to vote in the opposite direction for its other Clients) in the permanent file.

•	Proxies received after a Client terminates its advisory relationship with Connetic will not be voted. Connetic will return such proxies to the sender, along with a statement indicating that Connetic’s advisory relationship with the Client has terminated, and that future proxies should not be sent to Connetic.

Conflicts of Interest

The following potential conflicts of interest have been identified:

●	Connetic provides services to a Client or is in the process of being engaged to provide services to a Client that is affiliated with an issuer that is held in Client portfolios. For example, Connetic may be retained to manage Company A’s pension fund, where Company A is a public company and client accounts hold shares of Company A.

●	An Employee maintains a personal or business relationship (not an advisory relationship) with issuers or individuals that serve as officers or directors of issuers. For example, the spouse of an Employee may be a high-level executive of an issuer that is held in Client portfolios. The spouse could attempt to influence Connetic to vote in favor of management.

●	An Employee personally owns a significant number of an issuer’s securities that are also held in Client portfolios. The Employee may seek to vote proxies in a different direction for his or her personal holdings than would otherwise be warranted by this Policy. The Employee could oppose voting the proxies according to this Policy and successfully influence Connetic to vote proxies in contradiction to this Policy.

●	The issuer is a vendor whose products or services are material or significant to the business of Connetic.

Due to the difficulty of predicting and identifying all material conflicts, Employees are responsible for notifying the CEO of any material conflict that may impair Connetic’s ability to vote proxies in an objective manner. If the CEO, in consultation with the CCO, determines that a conflict is not material, then Connetic may vote the proxy. If the CEO, in consultation with the CCO, determines that Connetic has a material conflict of interest with respect to a proxy proposal, Connetic will vote on the proposal in accordance with the determination of the CCO. Prior to voting on the proposal, the CEO and CCO may: (i) contact an independent third party (such as another plan fiduciary) to recommend how to vote on the proposal and vote in accordance with the recommendation of such third party (or have the third party vote such proxy); or (ii) with respect to Clients that are not subject to ERISA, fully disclose the nature of the conflict to the Client and obtain the Client’s consent as to how Connetic will vote on the proposal (or otherwise obtain instructions from the Client as to how to vote the proxy).

Class Actions

The Portfolio Managers will determine whether Clients will (a) participate in a recovery achieved through class actions, or (b) opt out of the class action and separately pursue their own remedy. Employees must notify the CCO if they are aware of any material conflict of interest associated with Clients’ participation in class actions.

Disclosures to Clients

Connetic includes a description of its policies and procedures regarding proxy voting in Part 2A of Form ADV, along with a statement that Clients can contact the CCO to obtain a copy of these policies and procedures and information about how Connetic voted with respect to the Client’s securities. Any request for information about proxy voting or class actions should be promptly forwarded to the CCO, who will respond to any such requests. Connetic does not disclose the way it voted proxies to unaffiliated third parties without a legitimate need to know such information.

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: Financial Highlights.

Part B: Incorporated by reference to the Annual Report dated March 31, 2026 filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940.

Report of Independent Registered Public Accounting Firm; Audited Financial Statements as of March 31, 2026; Notes to Audited Financial Statements.

2. Exhibits

a(1).	Amended and Restated Agreement and Declaration of Trust[2]
a(2).	Certificate of Trust[1]
a(3).	Certificate of Amendment to Certificate of Trust[2]
b.	Amended and Restated By-Laws[2]
c.	Voting Trust Agreements: None
d.	Instruments Defining Rights of Security Holders. See Article III, “Shares” and Article V “Shareholders’ Voting Powers and Meetings” of the Registrant's Agreement and Declaration of Trust. See also, Article III, “Meetings of Shareholders” of the Registrant’s By-Laws.
e.	Not applicable.
f.	Not applicable.
g.	Investment Advisory Agreement with Connetic RIA LLC[5]
h(1).	Distribution Agreement with Foreside Financial Services, LLC[3]
h(2).	Form of Dealer Agreement.[6]
i.	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.
j.	Custodian Agreement with Fifth Third Bank, N.A.[2]
k(1).	Master Services Agreement with Gryphon Fund Group[3]
k(2).	Expense Limitation Agreement with Connetic RIA LLC[5]
k(3).	Amended Schedule A to Expense Limitation Agreement with Connetic RIA LLC[6]
k(4).	Shareholder Services Plan.[4]
l(1).	Opinion and Consent of Counsel as to the legality of securities being registered[3]
l(2).	Consent of Counsel[6]
m.	Non-resident Trustee Consent to Service of Process: Not applicable
n.	Consent of Independent Registered Public Accounting Firm[6]
o.	Omitted Financial Statements: None
p.	Not applicable.
q.	Model Retirement Plan: None
r(1).	Code of Ethics of the Fund[3]
r(2).	Code of Ethics of the Adviser[3]
r(3).	Code of Ethics of the Distributor, not applicable per Rule 17j-1(c)(3).
s.	Not applicable.
t.	Powers of Attorney[5]

1.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-2 filed on October 6, 2023.
2.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-2 filed on April 16, 2024.
3.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-2 filed on June 28, 2024.
4.	Incorporated herein by reference to Registrant’s Registration Statement on Form N-2 filed on September 30, 2024.
5	Incorporated herein by reference to Registrant’s Registration Statement on Form N-2 filed on July 29, 2025.
6	Filed herewith.

Item 26. Marketing Arrangements Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

The Adviser is wholly-owned by Wendal, Inc.

Item 29. Number of Holders of Securities as of July 6, 2026:

Title of Class	Number of Record Holders
Class I Shares	358

Item 30. Indemnification

Reference is made to Article V Section 5.2 of the Registrant’s Amended and Restated Declaration of Trust (the “Declaration of Trust”), filed as Exhibit (a)(1) hereto, and to Section 7 of the Registrant’s Distribution Agreement, to be filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Distribution Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant's prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-130512), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

See the Registrant’s Form N-CEN filed with the SEC on June 15, 2026.

Item 33. Management Services Not Applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the 1933 Act.

(2)	To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.	That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.	Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.
5.	Not applicable.

6.	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all requirements for effectiveness under Rule 486(b) and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Covington State of Kentucky, on the 29th day of July, 2026.

CONNETIC VENTURE CAPITAL ACCESS FUND

By:	/s/ Brad Zapp
Name:	Brad Zapp
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates.

	/s/ Brad Zapp	July 29, 2026
	Brad Zapp, Trustee, President and Principal Executive Officer	Date

	*	July 29, 2026
	David Hyland, Trustee	Date

	*	July 29, 2026
	Tony Schweier, Trustee	Date

	*	July 29, 2026
	Todd Foley, Trustee	Date

	/s/Rob Silva	July 29, 2026
	Rob Silva, Treasurer, Principal Accounting and Principal Financial Officer	Date

* By:	/s/ Brad Zapp	July 29, 2026
	Brad Zapp, Attorney-in-Fact	Date

*	Attorney-in-fact pursuant to Powers of Attorney.

Exhibit Index

h(2)	Form of Dealer Agreement
k(3)	Amended Schedule A to Expense Limitation Agreement
l(2)	Consent of FinTech Law LLC
n	Consent of Crowe LLP